 As filed with the Securities and Exchange Commission on December 2, 1999

                                                              File No. 000-27579
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                              CoorsTek, Inc.
             (Exact name of registrant as specified in its charter)

              Delaware                                 84-0178380
                                          (I.R.S. Employer Identification No.)
   (State or other jurisdiction of
   incorporation or organization)

    16000 Table Mountain Parkway                          80403
          Golden, Colorado                             (Zip Code)
   (Address of principal executive
              offices)

                Copies of any communications should be sent to:

                              Katherine A. Resler

                       General Counsel and Secretary
                              CoorsTek, Inc.
                          16000 Table Mountain Parkway
                             Golden, Colorado 80403

                              (303) 277-4000

                                      and

       Linda K. Wackwitz                           Whitney Holmes
    Holme Roberts & Owen LLP                   Hogan & Hartson L.L.P.
1700 Lincoln Street, Suite 4100            1200 Seventeenth Street, Suite 150
     Denver, Colorado 80203
         (303) 861-7000
                                                   (303) 899-7300

       Registrant's telephone number, including area code: (303) 277-4000

     Securities to be registered pursuant to Section 12(b) of the Act: None

   Securities to be registered pursuant to Section 12(g) of the Act: $.01 par value Common Stock and associated Preferred Stock Purchase Rights

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

Item 1. Business

      The information required by this item is contained under "Summary," "Business," "Relationship between ACX and CoorsTek," "Special Considerations" and "Available Information" of the Information Statement (the "Information Statement") attached hereto as Annex I. Those sections are incorporated herein by reference.

Item 2. Financial Information

      The information required by this item is contained under "Summary," "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Information Statement. Those sections are incorporated herein by reference.

Item 3. Properties

      The information required by this item is contained under "Business-- Properties" of the Information Statement. That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      The information required by this item is contained under "Security Ownership of 5% Beneficial Owners, Directors and Executive Officers of CoorsTek" of the Information Statement. That section is incorporated herein by reference.

Item 5. Directors and Executive Officers

      The information required by this item is contained under "Management" of the Information Statement. That section is incorporated herein by reference.

Item 6. Executive Compensation

      The information required by this item is contained under "Executive Compensation" and "Management" of the Information Statement. That section is incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions

      The information required by this item is contained under "The Spin-off" and "Relationship Between ACX and CoorsTek" of the Information Statement. Those sections are incorporated herein by reference.

Item 8. Legal Proceedings

      The information required by this item is contained under "Business-- Environmental Matters" and "Business--Legal Proceedings" of the Information Statement. Those sections are incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

      The information required by this item is contained under "The Spin-off-Results of Spin-off," "The Spin-off--Other Consequences," "The Spin-off-- Listing and Trading of CoorsTek Common Stock," "Dividend Policy," and "Description of Capital Stock" of the Information Statement. Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities

      None.

Item 11. Description of Registrant's Securities to Be Registered

      The information required by this item is contained under "Description of Capital Stock" and "Anti-takeover Effects of CoorsTek's Articles and Bylaws" of the Information Statement. Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers

      The information required by this item is contained under "Liability and Indemnification of Officers and Directors" of the Information Statement. That
section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data

      The information required by this item is contained in "Consolidated Financial Information" and "Pro Forma Consolidated Financial Information" of the Information Statement. Those sections are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      None.

Item 15. Financial Statements and Exhibits.

      (a) Financial Statements

      Index to Consolidated Financial Statements on page F-1 of the Information Statement

      (b) Exhibits

      See Index to Exhibits

                      [ACX Technologies, Inc. Letterhead]

                                                                          , 1999

Dear ACX Shareholder:

      ACX has made a lot of changes since we were spun off from Adolph Coors Company in December 1992. At that time, we inherited many developmental and new technologies. Our commitment to profitable growth required that many tough decisions be made regarding the future of those technologies. 1999 saw the last of these developmental businesses being sold or closing their doors, allowing us to focus our full time and attention on our two core businesses, Graphic Packaging Corporation and CoorsTek, Inc. ("CoorsTek"), which was formerly named Coors Porcelain Company.

      In addition, we have made several significant acquisitions of folding carton packaging businesses--Gravure Packaging of Richmond, Virginia in 1996, Universal Packaging in 1998 and, most recently, the folding carton business of Fort James Corporation in August 1999. As a result, Graphic Packaging is now estimated to be the largest folding carton operation in North America. In the meantime, in September 1999, we sold our flexible packaging business to focus on our folding carton operations.

      In addition to these actions, ACX Technologies, Inc. has announced a plan to establish CoorsTek as a fully independent public company doing business under the name CoorsTek. In order to implement this plan and distribute its CoorsTek shares, the Board of Directors of ACX has approved a spin-off on December 31, 1999 to our shareholders of all the outstanding shares of common stock of CoorsTek to holders of record of ACX's common stock. In the spin-off, you will receive one share of CoorsTek common stock for every four shares of ACX common stock that you hold at the close of business on December , 1999. Your current shares of ACX common stock will be unchanged and will continue to represent your ownership position in ACX Technologies, Inc. After the spin-off, the principal business of ACX will be Graphic Packaging Corporation.

      Your Board of Directors has concluded that the spin-off is in the best interests of ACX, ACX's shareholders and the CoorsTek business because it believes that:

  . having two separate public companies will enable financial markets to evaluate each company more effectively, thereby enhancing shareholder value over the long term for both companies and making the stock of each more attractive as currency for future acquisitions;

  . separating CoorsTek from the packaging business of ACX will increase the borrowing capacity of CoorsTek by providing more efficient access to the debt markets;

  . having separate management and ownership structures for CoorsTek will link equity based compensation more closely to the business in which its employees work; and

  . the spin-off will provide CoorsTek's management with increased strategic flexibility and decision-making power to realize significant growth opportunities.

      Shares of CoorsTek's common stock are expected to trade on the Nasdaq National Market under the symbol "CRTK".

      The enclosed information statement explains the proposed spin-off in detail and provides important information regarding CoorsTek. We urge you to read it carefully. Please note that a shareholder vote is not required in connection with this matter, and holders of ACX common stock are not required to take any action to participate in the spin-off. Thus, we are not asking you for a proxy.

                                          Very truly yours,

                                          William K. Coors
                                          Chairman of the Board
                                          ACX Technologies, Inc.

                        [CoorsTek, Inc. Letterhead]

Dear Stockholder:

      We are delighted to welcome you as an initial stockholder of CoorsTek, Inc. We will conduct the CoorsTek business as a company separate from ACX Technologies, Inc., and our common stock will be publicly traded for the first time on January 4, 2000, following a "when issued" period in December 1999. You will receive a tax free stock dividend of one (1) share of CoorsTek, Inc. common stock for each four (4) shares of ACX Technologies that you own on the close of business on December , 1999. Shares of our stock will trade on the Nasdaq National Market under the symbol CRTK.

      Established in 1911 as Coors Porcelain Company, CoorsTek is a manufacturer of advanced technical ceramics. We have in recent years broadened our materials base to include fluoropolymers and precision machined metals. Our goal is to become a leading supplier of components and systems made from high performance materials by partnering with customers to provide manufacturing and engineering solutions.

      We are excited about the opportunities that our spin-off from ACX Technologies provides, and are enthusiastic about what the future holds. We believe that CoorsTek has great potential to grow and are excited about you growing with us as a CoorsTek, Inc. stockholder.

      Congratulations on becoming one of the "founding" stockholders of CoorsTek, Inc.!

                                          Very truly yours,

                                          Joseph Coors, Jr.
                                          Chairman and Chief Executive Officer

                                          CoorsTek, Inc.

                              CoorsTek, Inc.

                                  Common Stock
                           (par value $.01 per share)

      At this time, CoorsTek is wholly owned by ACX Technologies, Inc. In this spin-off, ACX will distribute 100% of the shares of CoorsTek common stock to ACX shareholders. Each of you, as a holder of ACX's common stock, will receive one share of our common stock for every four shares of the common stock of ACX that you hold at the close of business on December , 1999, the record date for the spin-off.

      We are sending you this information statement to describe the spin-off. We expect the spin-off to occur on December 31, 1999. ACX will mail you certificates representing your proportionate number of shares of CoorsTek common stock on or as soon after December 31, 1999 as practicable. Immediately after the spin-off is completed, ACX will not own any shares of CoorsTek common stock, and we will be a public company independent of ACX. We refer to ourselves in this information statement as "We," or "CoorsTek."

      No shareholder action is necessary to receive your shares of CoorsTek common stock. This means that:

    .  you do not need to pay anything to ACX or to CoorsTek; and

    . you do not need to surrender any shares of ACX's common stock to receive your shares of CoorsTek common stock.

      In addition, a shareholder vote is not required for the spin-off to occur. ACX is not asking you for a proxy, and ACX requests that you do not send a proxy.

      There has been no trading market for CoorsTek common stock. However, we expect that a limited market for shares of our common stock will develop on or shortly before the record date for the spin-off, commonly known as a "when issued" trading market. We have applied to have our common stock traded in the Nasdaq National Market under the symbol "CRTK."

      As you review this information statement, you should carefully consider the matters described in "Special Considerations" beginning on page 8.

                               ----------------

      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement.

                               ----------------

      This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. Changes may occur after the date of this Information Statement and neither CoorsTek nor ACX will update the information contained herein except in the normal course of their respective public disclosures.

                               ----------------

      Shareholders of ACX with inquiries related to the spin-off should contact Investor Relations at (303) 271-7005, or ACX's stock transfer agent and registrar, Norwest Bank Minnesota, NA, Shareowner Services, Post Office Box 64854, St. Paul, Minnesota 55164-0854. Norwest Bank Minnesota, NA is also acting as distribution agent for the spin-off.

               The date of this Information Statement is       , 1999.

                               Table of Contents

                                                                          Page
                                                                          ----
Available Information....................................................  ii
Summary..................................................................   1
Special Considerations...................................................   8
The Spin-Off.............................................................  12
Relationship Between ACX and CoorsTek....................................  16
Capitalization...........................................................  18
Dividend Policy..........................................................  18
Pro Forma Consolidated Financial Information.............................  19
Selected Consolidated Financial Data.....................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  30
Management...............................................................  37
Executive Compensation...................................................  40
Security Ownership of 5% Beneficial Owners, Directors and Executive
 Officers of CoorsTek....................................................  45
Description of Indebtedness..............................................  46
Description of Capital Stock.............................................  47
Anti-Takeover Effects of the Certain Provisions..........................  48
Liability and Indemnification of Officers and Directors..................  55
Independent Accountants..................................................  57
Index to the Consolidated Financial Statements of CoorsTek, Inc.......... F-1

                             Available Information

      CoorsTek has filed a registration statement on Form 10 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to its common stock. This Information Statement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. This information statement contains summaries of the material terms and provisions of documents filed as exhibits to the registration statement. For further information, you should refer to the registration statement and the exhibits. Each such statement is qualified in its entirety by such reference. Copies of these documents may be inspected without charge at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at (800) SEC-0330. Copies of this material also should be available through the Internet by using the SEC EDGAR Archive, the address of which is http://www.sec.gov.

      Following the spin-off, CoorsTek will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. CoorsTek also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders. After the spin-off, such reports, proxy statements and other information will be available to be inspected and copied at the public reference facilities of the Commission or obtained by mail or over the Internet from the Commission, as described above.

      No person is authorized by ACX or CoorsTek to give any information or to make any representations other than those contained in this Information Statement. If given or made, such information or representations must not be relied upon as having been authorized.

                                    SUMMARY

      Because this is a summary, it does not contain all the information that may be important to you. You should read the entire Information Statement, including our historical and pro forma consolidated financial statements and the notes to those financial statements included in this information statement. Unless otherwise indicated, references in this document to "we," "us," "our," or "CoorsTek" mean CoorsTek, Inc., formerly named Coors Porcelain Company doing business as Coors Ceramics Company, and its subsidiaries.

                                    CoorsTek

      CoorsTek is a wholly-owned subsidiary of ACX Technologies, Inc. ACX was spun off from Adolph Coors Company in December 1992. At that time, ACX inherited many developmental and new technologies. In 1999, the last of these technologies was sold or closed its doors, allowing ACX to concentrate on its two core businesses, Graphic Packaging Corporation and CoorsTek. The Board of Directors of ACX has determined that these two core businesses can be operated and developed more effectively and in the best interests of ACX's shareholders if CoorsTek becomes a separate, independent, publicly traded Company.

      CoorsTek has been in business since 1911 when it was incorporated in Colorado as Coors Porcelain Company and is a manufacturer of advanced technical ceramics. In addition, CoorsTek manufactures a wide variety of products from other engineered materials and is involved in the precision machining of metals. For some customers, CoorsTek integrates manufactured and purchased components into assemblies and systems. After the spin-off, CoorsTek will be an independent, publicly traded company that will continue to develop, manufacture and sell advanced technical ceramic and other engineered materials across a wide range of product lines for a variety of applications.

      CoorsTek sells its products primarily to industrial manufacturers for incorporation into their products and processes, providing components to substantially all of the commonly recognized industrial markets. Since approximately 90% of CoorsTek's products are manufactured to customer specifications, we consider our reputation for expert custom product design, product quality and customer service one of our most valuable assets.

      For the nine months ended September 30, 1999 and for its fiscal year ended December 31, 1998, the revenues of ACX attributable to CoorsTek were $267 million and $297 million respectively.

      CoorsTek's principal office is located at 16000 Table Mountain Parkway, Golden, Colorado 80403, and its telephone number is (303) 277-4000.

                                  The Spin-Off

      The following is a brief set of questions and answers about the spin-off.

Why is ACX spinning off       . To increase the borrowing capacity of CoorsTek.
CoorsTek?
                              . To allow financial markets to evaluate ACX and
                                CoorsTek separately.

                              . To give CoorsTek's management more flexibility
                                to take advantage of growth opportunities, including using CoorsTek stock as currency for acquisitions.

                              . To more closely link the value of equity-based
                                compensation given to CoorsTek's employees to CoorsTek's business results.


What do I have to do to       Nothing; no shareholder vote or other action is
participate in the spin-      required. You do not need to surrender any shares
off?                          of ACX stock to receive shares of CoorsTek common
                              stock in the spin-off.


What will I receive in the    ACX will distribute one share of CoorsTek common
spin-off?                     stock for every four shares of ACX common stock
                              owned as of the record date. You will continue to own your ACX stock.


How will ACX distribute       If you own ACX stock on the record date, Norwest
CoorsTek's common stock to    Bank Minnesota, NA will mail you a certificate
me?                           representing your CoorsTek common stock shortly
                              after December 31, 1999. Following the spin-off you may retain shares of CoorsTek, sell them or transfer them to a brokerage or other account.
                              You will not receive new ACX stock certificates.


When is the record date?      The record date is December  , 1999.


What if I hold my shares of   If you hold your shares of ACX stock through your
ACX stock through my          stockbroker, bank or other nominee, you are
stockbroker, bank or other    probably not a shareholder of record and your
nominee?                      receipt of CoorsTek common stock depends on your
                              arrangements with the nominee that holds your shares of ACX stock for you. We anticipate that stockbrokers and banks generally will credit their customers' accounts with CoorsTek common stock on or about January 3, 2000, but you should check with your stockbroker, bank or other nominee. Following the spin-off you may instruct your stockbroker, bank or other nominee to transfer your shares of CoorsTek common stock into your own name.


What if I hold fractional     If you own fractional shares, you will receive
shares of CoorsTek's common   cash instead of your fractional share of CoorsTek
stock after the spin-off?     common stock. Fractional shares to be cashed out
                              will be aggregated and sold through a
                              broker-dealer in the open market by the
                              distribution agent which will distribute to you your portion of the cash proceeds promptly after the spin-off. No interest will be paid on any cash distributed in lieu of fractional shares.


What is CoorsTek's dividend   CoorsTek currently anticipates that no cash
policy?                       dividends will be paid on its common stock in the
                              foreseeable future in order to conserve cash for the repayment of debt, future acquisitions and capital expenditures. We expect that CoorsTek's
                              Board will periodically reevaluate this dividend policy, taking into account CoorsTek's operating results, capital needs, debt restrictions and other factors.

How will CoorsTek's common    We have applied to have CoorsTek common stock
stock trade?                  traded in the Nasdaq National Market under the
                              symbol "CRTK" and expect that regular trading will begin on January 4, 2000. A temporary form of interim trading called "when-issued trading" may occur for CoorsTek common stock on or before December , 1999 and continue through December
                              31, 1999. A when-issued listing can be identified by the letter "v" next to the CoorsTek common stock symbol in the Nasdaq National Market. If when-issued trading develops, you may buy and sell CoorsTek common stock in advance of the spin-off on a when-issued basis. When-issued trading occurs in order to develop an orderly market and trading price for CoorsTek common stock after the spin-off. See page 13.

                              ACX stock will continue to trade on a regular basis and as a result will trade on an ex-dividend basis, reflecting an assumed post-spin-off value for ACX stock. ACX stock ex-dividend trading, if available, could last from on or before December , 1999 through December 31, 1999. If this occurs, an additional listing for ACX stock, followed by the "ex" letters, will appear on the New York Stock Exchange.

Is the spin-off taxable for
U.S. tax purposes?            No; the Internal Revenue Service has ruled that
                              the spin-off will be tax-free for U.S. tax purposes, except for taxes on any cash received instead of a fractional share. To review tax consequences in detail, see pages 8 and 14.

What are the risks involved   The separation of CoorsTek from ACX presents
in owning CoorsTek common     certain risks. For example, CoorsTek has no prior
stock?                        history of operating as an independent company.
                              Certain other risks are associated with owning
                              CoorsTek common stock due to the nature of its business and the markets in which it competes.
                              You are encouraged to carefully consider these risks, which are described in greater detail on pages 8 through 11.

Will ACX and CoorsTek be      ACX will not own any CoorsTek common stock after
related in any way after      the spin-off, and CoorsTek will operate as an
the spin-off?                 independent, publicly
                              held company. None of the directors or officers of CoorsTek will remain directors or officers of ACX, although Joseph Coors, Director Emeritus of
                              ACX, and William K. Coors, director of ACX, will serve as Directors Emeriti of CoorsTek. As
                              Directors Emeriti Messrs. Coors will provide advice and consulting services to the Board but shall not constitute "directors" and shall not have voting rights. ACX will enter into agreements with CoorsTek to allocate responsibility for liabilities (including tax, environmental and other contingent liabilities associated with their respective businesses or otherwise to be assumed by CoorsTek or ACX), to separate their businesses, and to provide for the sharing of certain services on a transitional basis. These agreements are described in greater detail on pages 16 and 17.

         What We Have Already Accomplished to Prepare for the Spin-Off

Board Appointments            ACX has elected five directors to CoorsTek's
                              Board. See page 34.

Senior Management             The CoorsTek Board has voted to retain Joseph
Appointments                  Coors, Jr. as CoorsTek's Chairman and Chief
                              Executive Officer, John K. Coors as President, and Derek C. Johnson, who was newly elected to the office of Executive Vice President. They will be joined by newly elected officers Joseph G.
                              Warren, Jr., Chief Financial Officer, Katherine
                              A. Resler, General Counsel and Secretary, and
                              Larry D. Murphy, Executive Vice President. See pages 37 to 40.

New Debt Financing            In contemplation of the spin-off, CoorsTek has
                              negotiated $270 million in debt financing.
                              CoorsTek will pay $200 million of the net proceeds to ACX to repay intercompany obligations and as a special dividend.

              Information Regarding the Spin-off and CoorsTek

      Before the spin-off, you should direct inquiries relating to the spin-off to:

        Norwest Bank Minnesota, NA        ACX Technologies, Inc.
        Shareowner Services               Investor Relations
        Post Office Box 64854             16000 Table Mountain Parkway
        St. Paul, Minnesota 55164-0854    Golden, Colorado 80403
        (651) 450-4064                    (303) 271-7005
        (800) 468-9716


      After the spin-off, you should direct inquiries relating to an investment in CoorsTek common stock to:

                            CoorsTek, Inc.
                            Investor Relations
                            16000 Table Mountain Parkway
                            Golden, Colorado 80403
                            (303) 277-4000

      After the spin-off, the transfer agent and registrar for CoorsTek's common stock will be:

                            Norwest Bank Minnesota, NA
                            Shareowner Services
                            Post Office Box 64854
                            St. Paul, Minnesota 55164-0854
                            (651) 450-4064
                            (800) 468-9716

                      Summary Financial And Operating Data

      The following tables present: 1) summary historical operating data for each of the last five fiscal years ended December 31, 1998 and for the nine-month periods ended September 30, 1999 and 1998, 2) summary balance sheet data as of December 31 for the last five fiscal years and as of September 30, 1999 and 1998 and 3) pro forma selected financial data for the nine months ended September 30, 1999, and the year ended December 31, 1998, as well as pro forma balance sheet data as of September 30, 1999. The information as of and for the nine months ended September 30, 1999 and 1998 and as of and for the years ended December 31, 1994 and 1995 is derived from our unaudited consolidated financial statements.

      Before the spin-off, we operated as a wholly owned subsidiary of ACX. Because the data reflect periods during which we did not operate as an independent company, the historical data may not reflect the results of operations or the financial condition that would have resulted if we had operated as a separate, independent company during the periods shown. We have presented unaudited pro forma financial information as of and for the nine months ended September 30, 1999 and the year ended December 31, 1998 to give a better picture of what this information might have looked like if CoorsTek had been operated independently during this period. The data may not necessarily be indicative of our future results of operations or financial condition.

      The data presented in the table below are derived from our historical and pro forma consolidated financial statements and the notes to those financial statements included in this Information Statement. You should read these sections for a further explanation of the data summarized here.

      Unaudited pro forma and historical earnings per share data are presented on pages 19, 21 and F-3, respectively.

Historical Selected Financial Data:

                            Nine Months
                          Ended September
                                30,                    Year Ended December 31,
                         ------------------  -----------------------------------------------
                           1999      1998      1998      1997      1996      1995     1994
                         --------  --------  --------  --------  --------  -------- --------
                                                 (In thousands)
Consolidated Income
 Statement Data:
 Net sales.............. $266,936  $230,930  $296,614  $304,824  $276,352  $270,877 $231,288
 Gross profit...........   66,481    57,099    73,708    85,003    76,132    80,166   63,570
 Selling, general and
  administrative
  expenses..............   35,957    28,528    37,758    41,754    35,928    36,613   34,541
 Asset impairment
  charges...............      --     11,814    11,814       --        --        438      --
 Operating income.......   30,524    16,757    24,136    43,249    40,204    43,115   29,029
 Interest and other
  income (expense)-net..   (3,631)   (2,894)   (3,524)      (68)       (6)      393     (354)
 Income tax expense.....   10,101     5,117     7,682    16,192    14,996    14,545   11,304
 Net income.............   16,792     8,746    12,930    26,989    25,202    28,963   17,371
                           September 30,                     December 31,
                         ------------------  -----------------------------------------------
                           1999      1998      1998      1997      1996      1995     1994
                         --------  --------  --------  --------  --------  -------- --------
                                                 (In thousands)
Consolidated Balance
 Sheet Data:
 Total Assets........... $320,609  $279,231  $278,359  $262,687  $216,635  $189,191 $165,804
 Working capital........   73,607    81,666    89,295    71,649    62,480    47,567   42,337
 Long-term debt payable
  to Parent.............   50,000    50,000    50,000       --        --        --       --
 Total shareholder's
  equity................  184,087   161,263   165,825   203,155   163,463   130,381  115,886

                                                       Nine Months
                                                          Ended      Year Ended
                                                      September 30, December 31,
                                                          1999          1998
Pro Forma Selected Financial Data:                    ------------- ------------
                                                            (In thousands)
Consolidated Income Statement Data:
 Net sales...........................................   $266,936      $296,614
 Gross profit........................................     66,481        73,708
 Selling, general and administrative expenses........     35,957        37,758
 Asset impairment charges............................        --         11,814
 Operating income....................................     30,524        24,136
 Interest and other income (expense)-net.............    (14,223)      (15,674)
 Income tax expense..................................      6,129         3,150
 Net income..........................................     10,172         5,312
                                                      September 30,
                                                          1999
                                                      -------------
Consolidated Balance Sheet Data:
 Total assets........................................   $325,609
 Working capital.....................................     83,043
 Long term debt......................................    205,000
 Total shareholders' equity..........................     43,523

                             Special Considerations

We will in our increased expenses have no operating history as an independent company, which could impair our profitability

      We do not have an operating history as an independent company. Our business has historically relied on ACX for various financial, managerial and administrative services and has been able to benefit from the earnings, assets and cash flows of ACX's other businesses. ACX will not be obligated to provide assistance or services to CoorsTek after the spin-off, except as described in the Distribution Agreement, the Transition Services Agreement and the other agreements entered into by the companies in connection with the spin-off. See "Relationship Between ACX and CoorsTek."

      Following the spin-off, we will incur the costs and expenses associated with the management of a public company and will incur interest expense significantly in excess of that incurred historically. While we have been profitable as part of ACX, there can be no assurance that, as a stand-alone company, our future profits will be comparable to historical combined results before the spin-off. The spin-off may result in some temporary disruption to the business operation, as well as to the organization and personnel structure, of CoorsTek which may have an adverse effect on our profitability.

ACX and you would have federal income tax liabilities if the tax ruling were revoked

      The IRS has issued a Tax Ruling to the effect that, among other things, the spin-off will be tax free to ACX and ACX shareholders under Section 355 of the Code except to the extent that cash is received in lieu of fractional shares. The Tax Ruling, while generally binding upon the IRS, is based upon factual representations and assumptions and commitments on behalf of CoorsTek with respect to future operations made in the ruling request. If those factual representations and assumptions were materially incomplete or untrue, or the facts upon which the Tax Ruling is based are materially different from the facts at the time of the spin-off, or if CoorsTek does not meet certain commitments made, the IRS could modify or revoke the Tax Ruling retroactively.

      If the spin-off failed to qualify under Section 355 of the Code, corporate tax would be payable by the consolidated group of which ACX is the common parent based upon the difference between the aggregate fair market value of the CoorsTek business and the adjusted tax bases of such business to ACX prior to the spin-off. The corporate level tax would be payable by ACX. We have agreed to indemnify ACX for this and other tax liabilities if they result from certain actions taken by CoorsTek, or from the spin-off. See "Relationship between ACX and CoorsTek--Tax Sharing Agreement." In addition, under the Code's consolidated return regulations, each member of ACX's consolidated group (including CoorsTek) is severally liable for these tax liabilities. If CoorsTek is required to indemnify ACX for these liabilities or otherwise is found liable to the IRS for these liabilities, the resulting obligation could exceed $50 million and could materially adversely affect our financial condition.

      Additionally, if the spin-off were not to qualify under Section 355 of the Code, then each owner of ACX common stock who receives shares of CoorsTek common stock in the spin-off would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of CoorsTek common stock received on the date it is received.

Our cash flow requirements are significantly higher than our historical needs because we have increased our leverage and have replaced the financing ACX has historically provided

      In connection with the spin-off, we have borrowed funds to settle intercompany obligations and to pay ACX a dividend to reimburse ACX for certain funds previously provided for acquisitions. Following the spin-off we will no longer be under ACX's cash management policies. We believe that our cash flow from operations, together with availability under the credit facility referred to below in

"Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Resources and Liquidity" and "Description of Certain Indebtedness," will be sufficient to satisfy our working capital, capital expenditure and debt service requirements and funding needed for acquisitions in the foreseeable future. However, we cannot assure you that we will have sufficient cash flow to satisfy these obligations and insufficient cash flow could materially adversely impair our financial condition.

      CoorsTek's increased debt will mean that we will need to generate a minimum level of cash flow from operations in order to meet required repayments of interest and principal. In addition, the credit agreements impose certain restrictions on the conduct of our business following the spin-off.

We have agreed to restrictions and adopted policies that could have possible anti-takeover effects

      We have agreed to certain restrictions on our future actions to assure that the spin-off will be tax-free, including restrictions with respect to an acquisition of shares of CoorsTek common stock. If we fail to abide by these restrictions, and as a result the spin-off fails to qualify as a tax-free reorganization, CoorsTek will be obligated to indemnify ACX for any resulting tax liability. The potential tax liability that could arise from an acquisition of shares of CoorsTek common stock, together with our related indemnification obligations, could have the effect of delaying, deferring or preventing a change of control of CoorsTek. See "Relationship between ACX and CoorsTek--Tax Sharing Agreement."

      Several provisions of CoorsTek's Certificate of Incorporation and Bylaws could deter or delay unsolicited changes in control of CoorsTek. These include provisions creating a classified Board of Directors and limiting the stockholders' powers to remove directors or take action by written consent instead of at a stockholders' meeting. Our Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue preferred stock. CoorsTek has also adopted a stockholders rights plan that could make an unsolicited takeover offer uneconomical without prior Board approval. These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in control or management of CoorsTek, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Anti-Takeover Effects of CoorsTek's Certificate and Bylaws" and "Description of Capital Stock."

If we are unable to compete successfully our revenues may be adversely affected

      Competition in the advanced ceramics industry is vigorous and comes primarily from overseas. Principal competitive factors in the worldwide market include price, quality and delivery schedules. Our products also face competition from metals and other materials based primarily on price and weight of metals and other materials. We believe we will be able to compete successfully in this environment although we cannot guarantee this.

      We also face competition in our precision metal machining business and in the fluoropolymer material business from a multitude of relatively small domestic companies. We believe there is an opportunity for us, as a larger company, to compete successfully in this market but we cannot guarantee our success. Our inability to compete successfully would materially adversely affect our revenues and financial condition.

Our international sales and transactions in local currencies expose us to currency fluctuation risks

      CoorsTek is subject to risks associated with selling products in foreign countries, primarily risks of fluctuating currency exchange rates. International sales, primarily in Western European and Far East markets, constituted approximately 25% of our sales in 1998. To limit our risk of currency fluctuations, we selectively hedge the U.S. dollar against foreign currencies used in these markets to mitigate the effects of adverse currency fluctuations when sales are made in the foreign currency. The strength of the U.S. dollar relative to the currency of our customers or competitors also may have an impact on our profit margins or sales to international customers. We cannot assure you that we will be able to manage these risks successfully or that they will not have a material adverse effect on our business, financial condition or results of operations.

Our profitability is sensitive to economic conditions affecting end users of our products

      Since we sell our products primarily to industrial manufacturers for incorporation into their products or processes, our business is sensitive to changes in economic conditions that affect the various industries in which the end users of our products operate such as the semiconductor, automotive, oil and gas and pulp and paper industries. Sales fluctuations in an industry that incorporates CoorsTek's products into its products could directly and negatively affect our sales to that market. We cannot assure you that these risks will not have a material adverse effect on our business, financial condition or results of operations.

Our profitability and growth are subject to risks related to a significant customer

      We anticipate that approximately 35% of our revenues in 1999 will come from one customer, Applied Materials, Inc., a semiconductor equipment manufacturer. Our dependence on this customer may increase as we further develop our strategic supplier relationship. Any disruption in this relationship, including a downturn in Applied Materials' business in the industry(ies) in which it operates, would have a material adverse effect on our sales.

Our need to comply with extensive governmental regulation could increase our costs

      We are subject to numerous federal, state and local environmental laws and regulations of the U.S. and other countries in which we have operations. Our operations are also governed by laws and regulations relating to worker health and workplace safety. Based on ACX's experience to date, we believe that liability for environmental conditions and the future cost of compliance with existing environmental or occupational health and safety laws and regulations will not have a material adverse effect on our businesses or financial condition. However, the impact of any future changes in laws and regulations cannot be predicted and could increase our operating costs and adversely affect our productivity. See "Business--Environmental Matters."

We are parties to litigation that if adversely determined could impair our financial condition

      In the ordinary course of business, we are subject to claims, lawsuits and contingent liabilities including claims by current and former employees. Although CoorsTek is defending against these cases, we cannot assure you that the ultimate outcome of any or all of these cases will not have a material adverse effect on our business, financial condition or results of operations. See "Business--Legal Proceedings."

Factors that may affect future results

      Certain statements in this document constitute "forward-looking statements." These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of CoorsTek to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Specifically, 1) capturing new customers, successfully increasing sales to existing unaffiliated customers and the success of CoorsTek's future years' revenue growth is dependent upon numerous factors, including the continued strength of the U.S. and key foreign economies, the relative position of the U.S.

dollar vis-a-vis key European and Asian currencies, the actions of competitors and customers, CoorsTek's ability to execute its marketing plans and the ability of CoorsTek to maintain or increase sales to existing customers and capture new business; 2) CoorsTek's overall financial results and financial condition is dependent upon its customers' and suppliers' ability to execute their Year 2000 readiness plans; and 3) CoorsTek's ability to increase revenues and operating income is dependent upon its ability to continue its track record for new product innovation, general economic conditions such as the position of the U.S. dollar vis-a-vis other currencies, the availability and pricing of substitute materials such as metals and plastics, the performance of key industry segments such as semiconductor, automotive, and electronics and other factors.

                               THE SPIN-OFF

Reasons for the Spin-Off

      The ACX Board of Directors has determined that the distribution of 100% of the outstanding common stock of CoorsTek to owners of the common stock of ACX will enable the management of each of Graphic Packaging and CoorsTek to operate and develop these two core businesses more effectively. The ACX Board of Directors has concluded that the spin-off is in the best interests of ACX, CoorsTek and ACX's shareholders because it believes that:

    . separating CoorsTek from the packaging business of ACX will increase the borrowing capacity of CoorsTek by providing it with more efficient access to the debt markets;

    . having two separate public companies will enable financial markets to evaluate each company more effectively, thereby enhancing shareholder value over the long term for both companies and making the stock of each more attractive as currency for future acquisitions;

    . the spin-off will provide CoorsTek's management with increased strategic flexibility and decision-making power to realize significant growth opportunities; and

    . having a separate management and ownership structure for CoorsTek will provide equity based compensation that is more closely related to the business in which its employees work.

Manner of Effecting the Spin-Off

      ACX will effect the spin-off as of the close of business on December 31, 1999 by distributing all issued and outstanding shares of CoorsTek common stock to holders of record of ACX common stock. The spin-off will be made on the basis of one share of CoorsTek common stock for every four shares of ACX common stock (the "Distribution Ratio") held as of the close of business on December , 1999. If you receive fractional shares as a result of the Distribution Ratio, you will receive cash instead of fractional shares of CoorsTek common stock. The distribution agent will aggregate all of the fractional shares, sell them through a broker-dealer on the open market and distribute to you your portion of the cash proceeds shortly after the spin-off. No interest will be paid on any cash distributed in lieu of fractional shares.

      Norwest Bank Minnesota, NA, as distribution agent, will mail certificates representing the number of shares of CoorsTek common stock received by that stockholder in the spin-off. Following the spin-off, stockholders may transfer the shares to a brokerage account or may retain, transfer or sell the shares.

      No owner of ACX common stock will be required to pay any cash or other consideration for shares of CoorsTek received in the spin-off or to surrender or exchange any shares of ACX common stock to receive shares of CoorsTek. The actual total number of shares of CoorsTek common stock to be distributed will depend on the number of shares of ACX common stock outstanding on December , 1999. The shares of CoorsTek common stock distributed in the spin-off will be fully paid and nonassessable and will not be entitled to preemptive rights. See "Description of Capital Stock."

Distribution Agreement

      The spin-off will be made pursuant to the Distribution Agreement between ACX and CoorsTek. It establishes the procedures to effect the spin-off and provides for the distribution of the CoorsTek common stock to the shareholders of ACX, the allocation to CoorsTek of certain assets and liabilities of ACX and the transfer to and assumption by CoorsTek of those assets and liabilities.

      The Distribution Agreement also contains agreements related to debt and financing arrangements. CoorsTek has agreed that, concurrently with the spin-off, it will repay all outstanding intercompany debt owed by CoorsTek to ACX as of the Distribution Date. CoorsTek will repay intercompany debt from the net proceeds of the new credit arrangements and also pay a special dividend to ACX. The total amount of the repayment and the special dividend together will be $200 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Financial Resources and Liquidity."

      The Distribution Agreement provides for the continuation of existing insurance coverage under ACX insurance policies for CoorsTek until such coverage expires by its terms in March 2000 (for property insurance) and May 2000 (for casualty insurance) and for the allocation between ACX and CoorsTek of costs and liabilities associated with the insurance. Under the Distribution Agreement, ACX and CoorsTek have each agreed to retain, and to make available to the other, books and records and related assistance for audit, accounting, claims defense, legal, insurance, tax, disclosure, benefit administration and other business purposes. Each has also agreed to pay its own costs related to the spin-off and CoorsTek has agreed to indemnify ACX if the spin-off is taxable or if ACX incurs certain liabilities. Under the Distribution Agreement, the companies will agree to enter into one or more joint defense agreements as necessary to provide for the management of litigation in which both ACX or its subsidiaries and CoorsTek or its subsidiaries are parties and the allocation of related costs, liabilities and recoveries and an environmental responsibility agreement allocating responsibility for environmental liabilities. Also, the Distribution Agreement provides that the ACX Board of Directors may determine not to proceed with the spin-off at any time prior to the Distribution Date, although such action is not anticipated.

      The Distribution Agreement provides for execution and delivery of the Agreements described in "Relationship between ACX and CoorsTek."

Results of Spin-Off

      After the spin-off, CoorsTek will be a separate public company. The number and identity of stockholders of CoorsTek immediately after the spin-off will be approximately the same as the number and identity of shareholders of ACX on December , 1999. Immediately after the spin-off, CoorsTek expects to have approximately 2,493 holders of record of CoorsTek common stock and approximately 7,134,880 shares of CoorsTek common stock outstanding, based on the number of record shareholders and issued and outstanding shares of ACX common stock as of the close of business on November 26, 1999 and the Distribution Ratio. The actual number of shares of CoorsTek common stock to be distributed will be determined as of December , 1999 and could be affected by, among other things, the exercise of vested ACX stock options and exercisable warrants, which as of September 30, 1999 could have been exercised for approximately one million shares of ACX common stock. The spin-off will not affect the number of outstanding shares of ACX common stock or the rights of ACX stockholders.

Other Consequences

      As of September 30, 1999, there were outstanding vested and unvested options and exercisable and non-exercisable warrants to purchase approximately two million shares of ACX common stock held by persons who will be employed by CoorsTek after the spin-off. CoorsTek will grant substitute options or warrants for these outstanding ACX options. The exercise price for each substituted option granted by CoorsTek will be based on the respective relative fair market values of the ACX common stock and the CoorsTek common stock prices pre and post spin. The number of shares will be determined by dividing the original exercise price of the ACX option by the exercise price of the substitute option, as determined above, and then multiplying the result by the original number of option shares. Substitute options will have the same vesting status and remaining exercise period as the correspondent ACX option.

      Similarly, the number of shares and the exercise price of the outstanding ACX options held by option holders who continue to be employed by ACX or one of its remaining subsidiaries after the spin-off will be adjusted based on the relative fair market values of the ACX common stock before and after the spin-off.

Tax Consequences of the Spin-Off

      The following is a description of the material U.S. tax consequences associated with the spin-off and is not intended to address every individual stockholder's individual tax consequences. In particular, this summary description does not cover state, local, municipal, provincial or non-U.S. tax consequences. Stockholders are strongly encouraged to consult their own tax advisors concerning the tax consequences of the spin-off applicable to them. In addition, stockholders residing outside of the U.S. are encouraged to seek tax advice regarding tax implications of the spin-off.

      ACX has received a ruling (the "Tax Ruling") from the Internal Revenue Service (the "IRS"). The Tax Ruling was issued based upon the accuracy of factual representations and assumptions and commitments as to CoorsTek's future operations made by ACX and CoorsTek in the ruling request and states, among other things, that the spin-off will qualify as a tax-free spin-off under
Section 355 of the U.S. Internal Revenue Code of 1986, as amended, for federal income tax purposes. No gain or loss will be recognized by ACX shareholders as a result of their receipt of CoorsTek common stock in the spin-off, except for any cash received in lieu of fractional shares. See "Manner of Effecting the Spin-Off." However, if the factual basis or assumptions upon which the ruling was granted prove to be incorrect, or if CoorsTek does not meet certain commitments made in the tax ruling request, there could be tax consequences. See "Special Considerations--You could have federal income tax liabilities."

      In connection with the spin-off, a shareholder's tax basis in ACX common stock will be apportioned between ACX common stock and CoorsTek common stock received in the spin-off according to the relative fair market values of the shares at the time of the spin-off. In January 2000, ACX will send a letter to shareholders that will explain the way to allocate tax basis between ACX common stock and CoorsTek common stock distributed in the spin-off. The holding period of the CoorsTek common stock received in the spin-off will include the holding period of the ACX common stock with respect to which the CoorsTek common stock will be distributed, provided the ACX common stock is held as a capital asset on December 31, 1999.

Listing and Trading of CoorsTek Common Stock

      There currently is no public market for CoorsTek's common stock. We have applied to include the CoorsTek common stock in the Nasdaq National Market, and we expect that a when-issued trading market for CoorsTek common stock will develop on or before December , 1999.

      The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the CoorsTek common stock may trade on a when-issued basis cannot be predicted. Until the CoorsTek common stock is fully distributed and an orderly market develops, the prices at which trading in the stock occurs may fluctuate significantly and may be lower or higher than the price that would be expected for a fully-distributed issue.

      The prices at which the CoorsTek common stock will trade following the spin-off will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity of the market for CoorsTek common stock, investor perceptions of CoorsTek, its business and prospects, results of operations, and general economic and market conditions.

      Prior to the spin-off, ACX common stock will continue to trade on a regular basis and as a result will trade on an ex-dividend basis, reflecting an assumed post-spin-off value for ACX common stock. ACX common stock ex-dividend trading, if available, could last from December , 1999 through December 31, 1999. If ACX common stock ex-dividend trading is not available, the New York Stock

Exchange will require that shares of ACX common stock that are sold or purchased during the period beginning December , 1999 and ending on December 31, 1999 be accompanied by due bills representing the CoorsTek common stock distributable with respect to those shares and that during such period neither the ACX common stock nor the due bills may be purchased or sold separately.

      The Transfer Agent and Registrar for the CoorsTek common stock will be Norwest Bank Minnesota, NA, Shareowner Services, Post Office Box 64854, St. Paul, Minnesota 55164-0854. As of November 26, 1999, there were approximately 2,493 record holders of ACX common stock, which approximates the number of prospective record holders of CoorsTek common stock immediately after the spin-off.

      CoorsTek common stock distributed in the spin-off generally will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), except for securities received by persons who may be deemed to be affiliates of CoorsTek pursuant to Rule 405 under the Securities Act. Persons who may be deemed to be affiliates of CoorsTek after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with CoorsTek, including directors of CoorsTek. Persons who are affiliates of CoorsTek will be permitted to sell their shares of CoorsTek common stock received in the spin-off pursuant to Rule 144 under the Securities Act, subject to the conditions set forth in Rule 144, other than its holding period requirements.

Conditions; Termination

      It is expected that the spin-off will occur on December 31, 1999, provided that certain conditions set forth in the Distribution Agreement shall have been satisfied or waived by the ACX Board of Directors. These include, among other customary conditions, the following:

    .  The Tax Ruling shall continue to be in effect.

    . All material regulatory approvals necessary to consummate the spin-off shall have been received and be in full force and effect.

    . Financing in the amount of at least $205 million shall have been obtained.

    . The CoorsTek common stock shall have been accepted for inclusion in the Nasdaq National Market, subject to official notice of inclusion.

    . The CoorsTek Board of Directors, as named under "Management-- Directors," shall have been elected, and the CoorsTek Certificate of Incorporation and Bylaws shall be in effect.

Satisfaction of these conditions will not create any obligation on the part of ACX, CoorsTek or any other person to effect or seek to effect the spin-off or alter the consequences of any termination of the Distribution Agreement from those set forth in the Distribution Agreement. See "Arrangements Between ACX and CoorsTek Relating to the Spin-Off--Distribution Agreement."

Reasons for Furnishing this Document

      This document is being furnished by ACX solely to provide information to ACX shareholders who will receive CoorsTek common stock in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of ACX or CoorsTek. We believe that the information contained in this document is accurate as of the date on the cover. Changes may occur after that date, and neither ACX nor CoorsTek will update the information except as is required in the normal course of their public disclosure practices.

                   Relationship Between ACX and CoorsTek

      Prior to the spin-off, CoorsTek will continue to be a wholly-owned subsidiary of ACX. In the past, ACX and CoorsTek have engaged in various transactions with each other. These relationships, which include financial support by ACX of CoorsTek, will cease in their current forms at the time of the spin-off. After the spin-off, ACX will have no ownership interest in CoorsTek and will no longer provide managerial or financial support to it. ACX and CoorsTek have entered or will enter into contracts that will govern certain relationships between them following the Distribution, including the Distribution Agreement and the agreements described below. CoorsTek and ACX believe that these agreements are at fair market value and are on terms comparable to those that would have been reached in arm's-length negotiations had the parties been unaffiliated at the time of the negotiations.

      The Distribution Agreement and the other agreements described below are included as exhibits to CoorsTek's registration statement on Form 10 of which this Information Statement is a part. The Agreements will be effective on or before the Distribution Date. See "The Spin-Off--Distribution Agreement."

Tax Sharing Agreement

      ACX, CoorsTek and their respective subsidiaries are parties to a Tax Sharing Agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of federal, state and other taxes relating to the CoorsTek business for tax years prior to the spin-off and with respect to certain tax attributes of CoorsTek after the spin-off. In general, ACX is responsible for filing consolidated federal and combined or consolidated state tax returns and paying the associated taxes for periods through the Distribution Date. CoorsTek will reimburse ACX for the portion of such taxes relating to the CoorsTek business. CoorsTek is responsible for filing returns and paying taxes related to the CoorsTek business for periods beginning on or after the Distribution Date. ACX and CoorsTek have agreed to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters. ACX and CoorsTek will be responsible for their own taxes other than those described above.

      The Tax Sharing Agreement is designed to preserve the status of the spin-off as a tax-free distribution. CoorsTek has agreed that it will refrain from engaging in certain transactions during the two-year period following the spin-off unless it first provides ACX with a ruling from the Internal Revenue Service or an opinion of tax counsel acceptable to ACX that the transaction will not adversely affect the tax-free nature of the spin-off. The transactions subject to these restrictions, which are not expected to materially affect CoorsTek's operating flexibility, consist of liquidations, mergers or consolidations of CoorsTek, redemptions by CoorsTek of certain amounts of its stock, sales of assets out of the ordinary course of business, discontinuance of certain businesses and certain issuances of CoorsTek's common stock. In addition, CoorsTek has agreed to indemnify ACX against any tax liability or other expense it may incur if the spin-off is determined to be taxable as a result of CoorsTek's breach of any covenant or representation contained in the Tax Sharing Agreement or CoorsTek's action in effecting such transactions. By its terms, the Tax Sharing Agreement terminates when the statutes of limitations under applicable tax laws expire.

Transitional Services and Other Agreements

      In the past, ACX and CoorsTek have provided services for each other such as insurance administration, joint purchasing and telecommunications services. To facilitate an orderly and mutually beneficial transition to the status of two separate public companies, certain of these services will continue to be provided by contract on a transitional basis for up to one year following the Distribution

Date. ACX and CoorsTek and subsidiaries of ACX and CoorsTek, as applicable, will enter into one or more transitional services agreements to provide services deemed necessary or desirable by the parties. The agreements referred to above, individually or collectively, are not material to the business of CoorsTek.

      ACX and CoorsTek have agreed to enter or cause their respective subsidiaries to enter into a joint defense agreement with respect to any litigation or matters in which both ACX (or one or more of its subsidiaries) and CoorsTek (or one or more of its subsidiaries) are involved and have entered into an Environmental Responsibility Agreement allocating responsibility for environmental liabilities. ACX, CoorsTek and their respective subsidiaries have agreed to give notice and to cooperate with respect to any such environmental matter and have agreed to indemnify one another for their respective environmental practices under the environmental responsibility agreement. Any joint defense agreement would provide for management of the proceeding and allocation of related costs, liabilities and recoveries. The stated terms of any joint defense agreement that may be entered into would typically be tied to the duration of the litigation that is the subject matter of the agreement.

                                 CAPITALIZATION

      The following table sets forth the capitalization of CoorsTek as of September 30, 1999 (actual) and after giving pro forma effect to the spin-off and related transactions. On January 4, 2000, CoorsTek will receive approximately $200 million in net proceeds from the incurrence of $270 million in debt. CoorsTek will use the net proceeds to retire the notes and advances payable to ACX and to pay ACX a special dividend. As of September 30, 1999, CoorsTek had notes and advances payable to ACX of approximately $59 million, principally as a result of acquisitions and internal allocation of debt. This amount could increase or decrease before repayment based upon normal interim operating cash receipts and payments and acquisition funding requirements.

                                                                As of
                                                          September 30, 1999
                                                        -----------------------
                                                         Actual   Pro forma (1)
                                                        --------  -------------
                                                            (In Thousands)
                                                             (Unaudited)
Long-term debt(2)...................................... $    --     $205,000
Notes and advances payable to ACX(3)...................   59,436         --
Shareholder's equity:
  Common stock, 200,000 shares authorized, $50 par
   value per share (actual), 100,000,000 shares
   authorized, $.01 par value per share (pro forma);
   200,000 shares issued and outstanding (actual),
   7,120,614 shares issued and outstanding (pro forma)
   (4)(5)..............................................   10,000          71
Paid-in capital(3)(4)..................................   75,060      42,145
Paid-in capital-warrants...............................    1,600       1,600
Retained earnings(3)...................................   97,720         --
Accumulated other comprehensive income.................     (293)       (293)
                                                        --------    --------
    Total shareholder's equity.........................  184,087      43,523
                                                        --------    --------
Total Capitalization................................... $243,523    $248,523
                                                        ========    ========

--------
(1) See the Pro Forma Consolidated Financial Information and notes thereto included elsewhere herein.

(2) See Note 2(a) to the Pro Forma Consolidated Financial Information.

(3) See Note 2(c) to the Pro Forma Consolidated Financial Information.

(4) See Note 2(e) to the Pro Forma Consolidated Financial Information.

(5) The number of shares outstanding after giving effect to the spin-off was determined based upon the number of shares of ACX common stock outstanding at September 30,1999 and reflects the assumed distribution of one share of CoorsTek common stock for four shares of ACX common stock. The actual number of shares distributed will depend on the number of shares of ACX common stock outstanding on December , 1999.

                                DIVIDEND POLICY

      CoorsTek currently anticipates that no cash dividends, other than the special dividend to ACX referenced above in "Capitalization," will be paid on its common stock in the foreseeable future in order to conserve cash for the repayment of debt, future acquisitions and capital expenditures. The decision as to whether to declare any future dividend and the amount thereof, if any, will be in the sole discretion of CoorsTek's Board of Directors. Any additional future payment of dividends will depend upon the financial condition, capital requirements, debt covenants and restrictions, and earnings of CoorsTek, and such other factors that the CoorsTek Board of Directors may deem relevant.

                  Pro Forma Consolidated Financial Information
                                  (Unaudited)

      The following unaudited Pro Forma Consolidated Statements of Income for the nine months ended September 30, 1999 and the year ended December 31, 1998 present the results of operations and consolidated financial position of CoorsTek assuming that the transactions contemplated by the spin-off had been completed as of the beginning of the year presented. The unaudited Pro Forma Consolidated Balance sheet as of September 30, 1999 assumes the transactions contemplated by the proposed spin-off occurred on that date. In the opinion of management, they include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated by the spin-off on CoorsTek's historical financial information. The adjustments are described in the Notes to the Pro Forma Consolidated Financial Information (Unaudited) and are set forth in the "Pro Forma Adjustments" columns.

      The unaudited Pro Forma Consolidated Financial Information of CoorsTek should be read in conjunction with the historical financial statements of CoorsTek beginning on page F-1. We have presented unaudited pro forma financial information as of and for the nine months ended September 30, 1999 and for the year ended December 31, 1998 to give you a better picture of what our financial statements might have looked like if CoorsTek had been operated independently during this period. Actual results may have differed from pro forma results if we were operated independently. You should not rely on the pro forma financial information as being indicative of the financial position that would have resulted, the results of operation that would have been attained or future results after the spin-off.

                              COORSTEK, INC.

                PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                   Nine Months Ended September 30, 1999
                     (In thousands, except per share data)
                                  (Unaudited)

                                                       Pro Forma
                                           Historical Adjustments     Pro Forma
                                           ---------- -----------     ---------
Sales....................................   $266,936                  $266,936
Cost of goods sold.......................    200,455                   200,455
                                            --------   --------       --------
Gross profit.............................     66,481                    66,481
Selling, general and administrative......     35,957                    35,957
                                            --------   --------       --------
Operating income.........................     30,524        --          30,524
Other income (expense):
  Interest expense
    Interest expense on debt.............     (3,088)   (10,592)(2a)   (13,680)
    Other interest expense...............       (605)                     (605)
                                            --------   --------       --------
  Total interest expense.................     (3,693)   (10,592)       (14,285)
  Interest income........................         62                        62
                                            --------   --------       --------
Income before income taxes...............     26,893    (10,592)        16,301
Income tax expense.......................     10,101     (3,972)(2b)     6,129
                                            --------   --------       --------
Net income...............................   $ 16,792   $ (6,620)      $ 10,172
                                            ========   ========       ========
Net income per share of basic common
 stock...................................   $   2.36   $  (0.93)      $   1.43
                                            ========   ========       ========
Weighted average shares outstanding-basic
 (2f)....................................      7,111      7,111          7,111
                                            ========   ========       ========
Net income per share of diluted common
 stock...................................   $   2.34   $  (0.92)      $   1.42
                                            ========   ========       ========
Weighted average shares outstanding-
 diluted (2f)............................      7,185      7,185          7,185
                                            ========   ========       ========

   See Notes to the Pro Forma Consolidated Financial Statements (Unaudited).

                                 COORSTEK, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               September 30, 1999
                       (In thousands, except share data)
                                  (Unaudited)

                                                        Pro Forma        Pro
                                            Historical Adjustments      Forma
                                            ---------- -----------     --------
Assets
Current assets:
  Cash and cash equivalents................  $    --    $205,000(2a)   $    --
                                                        (200,000)(2c)
                                                          (5,000)(2d)
  Accounts receivable, less allowance for
   doubtful accounts of $2,572.............    50,868                    50,868
  Inventories..............................    67,861                    67,861
  Other assets.............................    12,893                    12,893
                                             --------   --------       --------
    Total current assets...................   131,622        --         131,622
                                             --------   --------       --------
Properties, net............................   138,070                   138,070
Goodwill...................................    37,454                    37,454
Debt issuance costs........................       --       5,000(2d)      5,000
Other assets...............................    13,463                    13,463
                                             --------   --------       --------
    Total assets...........................  $320,609   $  5,000       $325,609
                                             ========   ========       ========
Liabilities And Shareholder's Equity
Current liabilities:
  Accounts payable.........................  $ 14,836                  $ 14,836
  Accrued salaries and vacation............     9,781                     9,781
  Accrued expenses and other liabilities...    23,962                    23,962
  Advances payable to Parent...............     9,436     (9,436)(2c)       --
                                             --------   --------       --------
    Total current liabilities..............    58,015     (9,436)        48,579
                                             --------   --------       --------
Long-term debt.............................    50,000    205,000(2a)    205,000
                                                         (50,000)(2c)
Accrued post-retirement benefits...........    15,327                    15,327
Other long-term liabilities................    13,180                    13,180
                                             --------   --------       --------
    Total liabilities......................   136,522    145,564        282,086
                                             --------   --------       --------
Shareholder's equity:
  Common stock, 200,000 shares authorized,
   $50 par value per share (actual),
   100,000,000 shares authorized, $.01 par
   value per share (pro forma); 200,000
   shares issued and outstanding (actual),
   7,120,614 shares issued and outstanding
   (pro forma).............................    10,000     (9,929)(2e)        71
  Paid-in capital..........................    75,060    (42,844)(2c)    42,145
                                                           9,929(2e)

  Paid-in capital-warrants.................     1,600                     1,600
  Retained earnings........................    97,720    (97,720)(2c)       --
  Accumulated other comprehensive income...      (293)                     (293)
                                             --------   --------       --------
    Total shareholder's equity.............   184,087   (140,564)        43,523
                                             --------   --------       --------
    Total liabilities and shareholder's
     equity................................  $320,609   $  5,000       $325,609
                                             ========   ========       ========

   See Notes to the Pro Forma Consolidated Financial Statements (Unaudited).

                              COORSTEK, INC.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          Year Ended December 31, 1998
                     (In thousands, except per share data)
                                  (Unaudited)

                                                       Pro Forma        Pro
                                           Historical Adjustments      Forma
                                           ---------- -----------     --------
Sales....................................   $296,614                  $296,614
Cost of goods sold.......................    222,906                   222,906
                                            --------                  --------
Gross profit.............................     73,708        --          73,708
Selling, general and administrative......     37,758                    37,758
Asset impairment charge..................     11,814                    11,814
                                            --------   --------       --------
Operating income.........................     24,136        --          24,136
Other income (expense):
 Interest expense:
  Interest expense on debt...............     (4,000)  $(12,150)(3a)   (16,150)
  Other interest expense.................       (125)                     (125)
                                            --------   --------       --------
    Total interest expense...............     (4,125)   (12,150)       (16,275)
Interest income..........................        601                       601
                                            --------   --------       --------
Income before income taxes...............     20,612    (12,150)         8,462
Income tax expense.......................      7,682     (4,532)(3b)     3,150
                                            --------   --------       --------
Net income...............................   $ 12,930   $ (7,618)      $  5,312
                                            ========   ========       ========
Net income per share of basic common
 stock...................................   $   1.81   $  (1.07)      $   0.74
                                            ========   ========       ========
Weighted average shares outstanding-basic
 (3c)....................................      7,126      7,126          7,126
                                            ========   ========       ========
Net income per share of diluted common
 stock...................................   $   1.78   $  (1.05)      $   0.73
                                            ========   ========       ========
Weighted average shares outstanding-di-
 luted (3c)..............................      7,258      7,258          7,258
                                            ========   ========       ========


     See Notes to Pro Forma Consolidated Financial Statements (Unaudited).

           NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)

      Note 1: The accompanying unaudited Pro Forma Consolidated Financial Information reflects all adjustments which, in the opinion of management, are necessary to present fairly the pro forma financial position and pro forma results of operations for CoorsTek assuming CoorsTek was a stand-alone entity. This information should be read in conjunction with CoorsTek's historical financial statements and notes thereto beginning on page F-1 in the latter portion of this document.

      Note 2: The pro forma adjustments to the accompanying historical financial information as of and for the nine months ended September 30, 1999 are described below:

     (a) Historical interest expense relates to interest charged on intercompany debt of $50.0 million at an 8% annual rate. This debt will be paid off at the time of the spin-off. On a pro forma basis, debt of $205.0 million will be incurred consisting of a $95.0 million revolver at LIBOR plus 2% (of which $30.0 million will be borrowed) and Senior Term A debt of $85.0 million at LIBOR plus 2%, both of which have a five-year maturity. In addition, CoorsTek will have Senior Term B debt of $90.0 million at LIBOR plus 2.75% with a seven year maturity. The weighted average interest rate used for the September 30, 1999 pro forma statements was 8.41%. A 1/8% increase/decrease in the rate used would have increased/decreased the recorded interest expense by $0.3 million. Interest expense has also been adjusted to reflect the amortization of the debt issuance costs described in Note 2(d).

     (b) Income tax is adjusted for the pro forma adjustment in Note 2(a) at the effective rate of 37.5%.

     (c) CoorsTek will pay $200.0 million of the debt proceeds discussed at
  Note 2(a) to ACX for reduction of intercompany debt, advances payable and payment of a special dividend. Advances payable to Parent consist of funds received from ACX primarily to fund the acquisitions of Edwards Enterprises and Precision Technologies, net of cash generated by CoorsTek from operations.

     (d) Debt issuance costs estimated at $5.0 million will be amortized over a five year period. The actual debt issuance costs could differ from this estimate.

     (e) Adjustment to reflect the issuance of 7,120,614 shares of Common Stock, par value $0.01 per share as of December 31, 1999. The actual shares outstanding could differ from reported amounts.

     (f) Basic and diluted weighted average number of shares outstanding are based on ACX's basic and diluted weighted average number of shares outstanding as of September 30, 1999 adjusted for the conversion ratio described in Note 2(e). All ACX common stock equivalents are included for purposes of determining diluted weighted average number of shares outstanding. The actual number of shares issued and the conversion ratio used in the spin-off could differ from these estimates.

      Note 3: The pro forma adjustments to the accompanying historical financial information for the year ended December 31, 1998 are described below:

     (a) Historical interest expense relates to interest charged on intercompany debt of $50.0 million at an 8% annual rate. See discussion of the anticipated debt structure in Note 2(a). The interest rate used for the December 31, 1998 pro forma statements was 7.39%. A 1/8% increase/decrease in the rate used would have increased/decreased the recorded interest expense by $0.3 million. Interest expense has also been adjusted to reflect the amortization of the debt issuance costs described in Note 2(d).

     (b) Income tax is adjusted for pro forma adjustment in Note 3(a) at the effective rate of 37.3%.

     (c) Basic and diluted weighted average number of shares outstanding are based on ACX's basic and diluted weighted average number of shares outstanding as of December 31, 1998 adjusted for the conversion ratio described in Note 2(e). All ACX common stock equivalents are included for purposes of determining diluted weighted average number of shares outstanding. The actual number of shares issued used in the spin-off could differ from these estimates.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following table summarizes certain selected financial data of CoorsTek. The Income Statement data set forth below for each of the three years in the three-year period ended December 31, 1998 and the Balance Sheet Data as of the end of each year in the three-year period ended December 31, 1998 are derived from audited financial statements of CoorsTek. The Income Statement data set forth below for the years ended December 31, 1995 and 1994 and for each of the nine-month periods ended September 30, 1999 and 1998 and the Balance Sheet Data as of December 31, 1995 and 1994 and September 30, 1999 and 1998 are derived from unaudited consolidated financial statements of CoorsTek. The historical selected financial data may not necessarily be indicative of CoorsTek's past or future performance as an independent company. Such historical data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and CoorsTek's Consolidated Financial Statements and notes thereto included elsewhere in this document.

      Unaudited proforma and historical earnings per share data is presented on pages 19, 21 and F-3, respectively.

                             Nine Months
                         Ended September 30,             Year Ended December 31,
                         --------------------  -----------------------------------------------
                           1999       1998       1998      1997      1996      1995     1994
                         ---------  ---------  --------  --------  --------  -------- --------
                                                  (In thousands)
Historical Selected
 Financial Data:
Consolidated Income
 Statement Data:
 Net sales.............. $ 266,936  $ 230,930  $296,614  $304,824  $276,352  $270,877 $231,288
 Gross profit...........    66,481     57,099    73,708    85,003    76,132    80,166   63,570
 Selling, general and
  administrative
  expenses..............    35,957     28,528    37,758    41,754    35,928    36,613   34,541
 Asset impairment
  charges...............       --      11,814    11,814       --        --        438      --
 Operating income.......    30,524     16,757    24,136    43,249    40,204    43,115   29,029
 Interest and other
  income (expense)-net..    (3,631)    (2,894)   (3,524)      (68)       (6)      393     (354)
 Income tax expense.....    10,101      5,117     7,682    16,192    14,996    14,545   11,304
 Net income.............    16,792      8,746    12,930    26,989    25,202    28,963   17,371
                            September 30,                      December 31,
                         --------------------  -----------------------------------------------
                           1999       1998       1998      1997      1996      1995     1994
                         ---------  ---------  --------  --------  --------  -------- --------
Consolidated Balance
 Sheet Data:
 Total assets........... $ 320,609  $ 279,231  $278,359  $262,687  $216,635  $189,191 $165,804
 Working capital........    73,607     81,666    89,295    71,649    62,480    47,567   42,337
 Long-term debt payable
  to Parent.............    50,000     50,000    50,000       --        --        --       --
 Total shareholder's
  equity................   184,087    161,263   165,825   203,155   163,463   130,381  115,886

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

      The following discussion and analysis is based on the separate historical financial statements of CoorsTek, which was formerly named Coors Porcelain Company and operated its business as Coors Ceramics Company. During the periods presented, CoorsTek was a wholly owned subsidiary of ACX. The Board of Directors of ACX announced a plan to spin-off CoorsTek on or about December 31, 1999. This plan is subject to certain requirements, most notably the ruling by the Internal Revenue Service of the transaction as a tax free distribution. ACX provides general management, legal, treasury, tax, internal audit, financial reporting and environmental services to CoorsTek. These ACX costs have been allocated to CoorsTek and included in the discussion herein on a basis that management believes is reasonable. This allocation may not necessarily equal the costs that would have been or will be incurred by CoorsTek on a stand-alone basis.

      CoorsTek develops, manufactures and sells advanced technical products across a wide range of product lines for a variety of applications. It has been in business since 1911 and is the largest U.S. owned, independent manufacturer of advanced technical ceramics. CoorsTek provides components to virtually every major industrial market.

      On March 1, 1999, CoorsTek acquired all of the outstanding shares of Edwards Enterprises for approximately $18 million in cash. The acquisition has been accounted for under the purchase method of accounting and goodwill is approximately $4.2 million. Edwards Enterprises, located in Newark, California, manufactures precision-machined parts for the semiconductor industry.

      On March 12, 1999, CoorsTek acquired the net assets of Precision Technologies for approximately $22 million in cash and 300,000 warrants to purchase shares of ACX common stock at an exercise price equal to the fair market value at the date of closing. In connection with the spin-off, the ACX warrants will be converted into warrants to purchase CoorsTek common stock following the spin-off. The warrants vest only upon the achievement of certain revenue goals within three years. The acquisition has been accounted for under the purchase method of accounting and goodwill is approximately $21.1 million. Precision Technologies, located in Livermore, California, manufactures precision-machined parts for the semiconductor, medical and aircraft industries.

Combined Results of Operations

 Comparison of Nine Months Ended September 30, 1999 compared to Nine Months Ended September 30, 1998

      CoorsTek's net sales increased $36.5 million or 15.8% to $266.9 million for the nine months ended September 30, 1999 compared to $230.4 million for the same 1998 period. The acquisitions of Edwards Enterprises and Precision Technologies in March 1999 accounted for an increase in net sales of $45.8 million. Excluding these acquisitions, net sales decreased $9.4 million in the year to date period as a result of price competition and weakened demand in the pulp and paper and electronics markets. However, the pricing and demand in these markets strengthened in the third quarter of 1999, as sales, excluding Edwards Enterprises and Precision Technologies, increased $3.6 million to $73.6 million compared to $70.0 million for the third quarter of 1998. CoorsTek expects continued gradual sales improvement in these markets.

      Gross profit for the first nine months of 1999 increased $9.4 million or 16.4% to $66.5 million compared to $57.1 million for the nine months ended September 30, 1998. The increase is attributed to the acquisitions of Edwards Enterprises and Precision Technologies which contributed $10.4 million. Gross margin of 24.9% for the first three quarters of 1999 increased compared with 1998 gross margin of the same period of 24.8% due to the growth of semiconductor sales. As a result of an increase in pricing and demand in the third quarter of 1999, gross profit, excluding Edwards Enterprises and Precision Technologies, increased $3.6 million to $19.0 million compared to $15.4 million for the third quarter of 1998. CoorsTek expects the slight gross profit improvements in these particular markets to continue.

      Operating income for the first nine months of 1999 was $30.5 million, a $13.7 million or 81.5% increase compared to the first nine months of 1998 of $16.8 million. In the first quarter of 1998, CoorsTek recorded $6.2 million in asset impairment charges in conjunction with the cancellation of the C-4 technology agreement with IBM. Changes in the market for C-4 applications extended the time frame for achieving commercial sales beyond original expectations. This lack of near term commercial sales opportunities, combined with increasing overhead costs, prompted CoorsTek to negotiate termination of the agreement with IBM. In the third quarter of 1998, CoorsTek recorded an additional $5.6 million asset impairment charge related to the Chattanooga, Tennessee operation. Management decided to offer this operation for sale when strong offshore competition in the electronic package market at the time made it uneconomical to have a manufacturing facility dedicated to this product line. Consequently, the long-lived assets of Chattanooga were written down to their estimated fair value using the asset held for use model. CoorsTek has yet to find a buyer and continues to operate the facility. In addition, the acquisitions of Edwards Enterprises and Precision Technologies in March 1999 contributed $8.1 million to operating income for the first nine months of 1999. CoorsTek's operating income, excluding the impact of acquisitions and asset impairment charges, decreased $6.1 million for the first nine months of 1999 compared to the same period in 1998 as a result of price competition primarily in the first half of 1999.

      Net interest expense for the nine months ended September 30, 1999 was $3.6 million compared to $2.9 million in the first nine months of 1998. Three million dollars of this expense consists of payments to ACX on intercompany debt for both of the nine month periods ended September 30, 1999 and 1998.

      The consolidated effective tax rate was 37.5% for the nine months ended September 30, 1999 and 36.9% for the same period in 1998.

 Year Ended December 31, 1998 to Year Ended December 31, 1997

      Net sales for 1998 were $296.6 million, a decline of $8.2 million or 2.7%, from 1997 net sales of $304.8 million. The lower net sales in 1998 reflect downturns in sales resulting from pricing pressures in the pulp and paper and telecommunication industries and volume declines in the semiconductor and petrochemical industries.

      Gross profit was $73.7 million in 1998, a decrease of $11.3 million or 13.3% from $85.0 million in 1997. The decrease is attributed to increased price competition, particularly in international markets due to the strength of the U.S. dollar compared to certain foreign currencies. Gross margins declined from 27.9% in 1997 to 24.8% in 1998 due to a decline in industries previously mentioned and competitive pricing pressures.

      Operating income for 1998 totaled $24.1 million, a decline of $19.1 million or 44.2%, from 1997 operating income of $43.2 million. Excluding the asset impairment charges and the change to the estimated depreciable lives discussed below, operating income totaled $34.0 million, a decline of $9.2 million or 21.3% from 1997. Other than the asset impairment charges, the lower operating income in 1998 reflects a downturn in sales to customers in key market segments and the effects of currency influenced price competition resulting from a strong U.S. dollar.

      Operating margins declined in 1998 to 8.1% from 14.2% in 1997. The lower operating margins in 1998 reflect $11.8 million in asset impairment charges offset by the $2.0 million positive impact from the change in estimated depreciable lives discussed below, lower sales volumes in higher margin semiconductor and pulp and paper industry product lines and currency influenced price competition.

      During 1998, CoorsTek recorded $11.8 million in asset impairment charges, of which $6.2 million related to the cancellation of CoorsTek's C-4 technology agreement with IBM discussed above. CoorsTek recorded an additional $5.6 million asset impairment charge at the Chattanooga, Tennessee operation discussed above. In early 1998, the Company changed the estimated depreciable lives for certain long-lived assets based on the actual lives demonstrated for similar assets. The effect of this change positively impacted operating income by approximately $2.0 million.

      The allocation of long term debt from ACX resulted in an increase in interest expense from $110,000 in 1997 to $4.1 million in 1998.

      The consolidated effective tax rate was 37.3% for 1998 compared to 37.5% in 1997.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996.

      CoorsTek's net sales for 1997 increased $28.4 million to $304.8 million over 1996 net sales of $276.4 million. This 10.3% increase is primarily attributable to a rebound in the telecommunications, semiconductor and data processing industries and increased sales volumes to the petrochemical industry. The August 1997 acquisition of Tetrafluor, a manufacturer of Teflon
(R) fluoropolymer parts, extended CoorsTek's material base and added $5.8 million in revenue for 1997. International sales as a percentage of total net sales decreased in 1997 to 27.0% from 30.5% in 1996. The decrease in international sales in 1997 was due to gains in domestic sales, lower sales dollars from some international customers due to currency influenced price competition and weaker demand from certain foreign mining industry customers.

      Gross profit increased $8.9 million or 11.6% to $85.0 million in 1997 compared to $76.1 million in 1996 on the strength of increased sales and the acquisition of Tetrafluor which contributed $1.6 million. Gross margins increased slightly in 1997 to 27.9% from 27.5% in 1996.

      Operating margins decreased slightly in 1997 to 14.1% compared to 14.5% in 1996. The strength of the U.S. dollar compared to certain foreign currencies resulted in increased price competition in some foreign markets.

      On the strength of sales increases, CoorsTek's operating income for 1997 rose $3.0 million, or 7.5%, to $43.2 million from 1996 levels.

      The consolidated effective tax rate was 37.5% for 1997 compared to 37.3% in 1996.

Liquidity and Capital Resources

      CoorsTek's liquidity is generated from both internal and external sources and is used to fund short-term working capital needs, capital expenditures and acquisitions. Internally generated liquidity is measured by net cash from operations, as discussed below, and working capital. At September 30, 1999, CoorsTek's working capital was $73.6 million with a current ratio of 2.3 to 1.

      In contemplation of the spin-off, CoorsTek in negotiating a new $270 million credit facility consisting of a $95 million revolver and an $85 million Senior Term A facility both maturing in five years and a $90 million Senior Term B facility maturing in seven years. Borrowings under the credit facility will bear interest at rates generally based on LIBOR plus a spread that varies depending upon CoorsTek's performance. CoorsTek will pay $200.0 million of the debt proceeds to ACX for reduction of intercompany obligations and payment of a special dividend.

      In 1997 and 1996, CoorsTek contributed its excess cash to ACX. In 1998, cash was retained by CoorsTek and was not contributed to ACX. Capital expenditures for the three year period ended December 31, 1998 totaled $84.3 million and were used primarily for the addition of production capacity, as well as for computerized manufacturing equipment and enhancements to existing computer systems. CoorsTek expects capital expenditures of $12.0 in 1999 and $25.0 million in 2000. On March 1, 1999, CoorsTek acquired all of the outstanding shares of Edwards Enterprises for approximately $18.0 million in cash. On March 12, 1999, CoorsTek acquired the net assets of Precision Technologies for approximately $22.0 million in cash and 300,000 non-vested warrants to purchase shares of ACX common stock at an exercise price equal to the fair market value at the date of closing. In connection with the spin-off, the warrants will be converted into warrants to purchase shares of CoorsTek common stock after the spin-off. The warrants vest only on the attainment of certain revenue thresholds. Acquisitions during 1998 utilized $0.9 million in cash for the acquisition of Pulsation Equipment. Cash utilized for acquisitions in 1997 and 1996 were $15.8 million and $6.6 million for the acquisitions of Tetrafluor, Inc. and H.B. Company, respectively.

      The impact of inflation on CoorsTek's financial position and results of operations has been minimal and is not expected to adversely affect future results.

Impact of the Year 2000

      The Year 2000 issue is the result of computer programs being written using two digits rather than four to define a specific year. If not corrected, a computer program that uses date-sensitive software may recognize a date "00" as the year 1900 rather than the year 2000. This could result in system failures or erroneous results to various activities and operations.

      Management of ACX implemented a company wide program to prepare ACX's (including CoorsTek's) financial, manufacturing and other critical systems and applications for the year 2000. The program includes the establishment of a task force that has the support and participation of upper management and includes individuals from CoorsTek and ACX with expertise in information technologies, risk management and legal. The Board of Directors of ACX monitors the progress of the program on a quarterly basis. The task force's objective is to ensure an uninterrupted transition to the year 2000 by assessing, testing, and modifying all information technology (IT) and non-IT systems, and third parties such as suppliers and customers.

      The Year 2000 task force has taken an inventory of all IT and non-IT systems of ACX, including those of CoorsTek. This inventory categorizes potential systems date failures into three categories: "major" (critical to production and could be business threatening with no short-term alternatives available); "limited" (disrupting to the business operations with short-term solutions available); and "minor" (inconsequential to the business operations). The task force has prioritized the program to focus first on "major" systems. It is CoorsTek's goal to have all major and limited systems Year 2000 compliant by December 31, 1999.

      IT Systems--CoorsTek is primarily using internal resources to remediate IT systems. The majority of the IT systems have been recently purchased from third party vendors. These systems were already Year 2000 compliant or had Year 2000 compliance upgrades. As of December 31, 1998, approximately 75% of CoorsTek's IT systems were Year 2000 compliant. As of September 30, 1999, approximately 99% of CoorsTek's IT systems were compliant.

      Non-IT Systems--CoorsTek has approximately 18 manufacturing locations with varying degrees of non-IT systems (such as automated kiln systems, statistical process control systems, quality control systems, and machining equipment). The vast majority of these facilities are located in North America. To ensure Year 2000 compliance for non-IT systems, the Year 2000 task force has contacted suppliers of these non-IT systems and obtained statements that the systems are Year 2000 compliant and is in the process of testing Year 2000 compliance. The majority of these non-IT systems use time intervals instead of dates and are Year 2000 compliant. Thus, CoorsTek believes that potential disruptions of such systems due to the Year 2000 issue should be minimal. As of December 31, 1998 and September 30, 1999, approximately 80% and 99%, respectively, of CoorsTek's "major" and "limited" non-IT systems are Year 2000 compliant. The "minor" non-IT systems are in various stages of compliance.

      Third Parties--The Year 2000 task force has been in contact with key suppliers and customers to minimize potential business disruptions related to the Year 2000 issue between CoorsTek and these third parties. The task force has focused on suppliers and customers who if their systems were to fail, such failures would be classified as "major". In October 1998, letters were sent to each of these suppliers requesting information about their Year 2000 readiness. Follow-up letters were sent again in February 1999 to those third parties who did not respond. Finally, in May 1999, those still not responding were contacted directly by telephone. The responses, in general, indicated that the Year 2000 programs they had implemented were adequate and they did not foresee any disruptions. Customer surveys were conducted on an informal basis during sales calls, customer on-site audits of the Company's Year 2000 program and documentation of customer programs which was sent to the Company at the time they requested information about the status of CoorsTek's Year 2000 program. While CoorsTek cannot guarantee compliance by third party suppliers, CoorsTek has developed contingency plans to ensure the availability of inventory supplies in the event a supplier is not Year 2000 compliant.

      Contingency Plan--CoorsTek has finalized a contingency plan in the event there are Year 2000 failures related to CoorsTek's IT and non-IT systems and/or key third parties. CoorsTek's manufacturing facilities are not interdependent in terms of non-IT systems, and its facilities utilize a diverse range of non-IT systems. Thus, the contingency plan includes for non-IT systems the transfer of production between facilities and manufacturing equipment. Currently, we believe that we have enough manufacturing capacity to accommodate the contingency plan.

      CoorsTek's major IT systems are heavily dependent on two vendors. These vendors have completed extensive Year 2000 testing on their products and indicate they are Year 2000 compliant. In addition, CoorsTek has also performed Year 2000 testing and has found no compliance issues. CoorsTek will continue to monitor its systems for Year 2000 compliance and will test such systems, as considered necessary.

      CoorsTek is not dependent on any one supplier for raw materials and other items and services necessary for the manufacturing of its products. CoorsTek has established back-up suppliers and will maintain adequate inventory levels at December 31, 1999 to minimize the potential business disruption in the event of a Year 2000 failure by a supplier.

      Costs--Through December 31, 1998, CoorsTek spent approximately $40,000 out of an estimated total of less than $150,000 related to the Year 2000 issue for CoorsTek. As of September 30, 1999 CoorsTek spent $101,000 related to the Year 2000 issue. CoorsTek has not separately tracked internal costs such as payroll related costs for its information technologies group and other employees working on the Year 2000 project. CoorsTek expenses all costs related to the Year 2000 issue as incurred. These costs are being funded through operating cash flows.

      CoorsTek's current estimate of the time and costs related to the remediation of the Year 2000 issue are based on the facts and circumstances existing at this time. New developments could affect CoorsTek's estimates to remediate the Year 2000 issue. These developments include, but are not limited to: (i) the availability and cost of personnel trained in this area; (ii) the ability to identify and remediate all IT and non-IT systems; (iii) unanticipated failures in IT and non-IT systems; and (iv) the planning and Year 2000 compliance success that key customers and suppliers attain.

                                    BUSINESS

General

      Established in 1911 as a Colorado corporation, CoorsTek develops, manufactures and sells engineered solutions for a multitude of industrial and commercial applications that incorporate advanced materials such as technical ceramics, engineered plastics or precision machined metals into components, assemblies and systems. CoorsTek will be reincorporated in Delaware prior to the Distribution Date.

Industry Overview

      Advanced technical ceramics, also known as engineered ceramics, are materials that exhibit superior mechanical properties, corrosion/oxidation resistance and thermal, electrical, optical and magnetic properties. In addition, recent acquisitions of companies offering plastics and metals fabrication, and assembly capabilities, has expanded CoorsTek's ability to meet increasing market demand, particularly in the semiconductor industry, for a broader spectrum of products and services.

Markets and Products

      CoorsTek provides components to most of the commonly recognized industrial market. Our largest markets include:

    .  Semiconductor

    .  Electronics

    .  Advanced Products

    .  Pulp and Paper

    .  Wear and Mining

      Semiconductor includes the manufacture, assembly and integration of ceramic and metal components for use in semiconductor processing equipment in the semiconductor industry. Currently, the semiconductor industry is one of the fastest growing market segments for our products. Opportunities exist in this industry to aggressively pursue new applications for ceramics to replace certain metal and other conventional materials used in a variety of applications. In addition, we can offer machined metal components and cleanroom assembly services for applications where ceramic is not the material of choice.

      Electronics is a diverse market group with applications in aerospace, automotive, computer, defense, power generation and distribution, and telecommunications. Materials used in this application include high purity ceramics often combined with metal components and precious metals plating.

      Advanced Products, is our most diversified group of products and includes components for aerospace, automotive, chemical and material processing, computer, consumer, defense, electrical, fluid handling, mechanical, medical, paper, and petroleum markets. This category can include ceramics, plastics and metals. Materials and processes utilized offer specialized solutions for severe use applications.

      Pulp and Paper primarily involves the manufacture of wear and corrosion resistant components for the paper pulp processing industry. Materials include ceramics often in a composite form with plastics and/or metals.

      Wear and Mining includes products used in chemical and material processing, mining, paper, and other mechanical applications. Materials utilized include a wide selection of wear resistant ceramics. Contract, on-site installation service is also available.

      In order to successfully compete in our chosen markets, we must offer flexible production processes that are capable of producing custom designs. Over 90% of our products are custom made to our customer's specific requirements. Another competitive advantage we have is the ability to evaluate new materials, applications, and opportunities for value-added products. We place great value in building and maintaining close relationships with our customers.

      Some uses of our components include:

      . Fixtures for processing of silicon wafers in semiconductor chip fabrication;

      . Slitting knives and other processing and sizing devices used in high-speed paper making machines;

      . Seals and other pump components installed in automobiles, home appliances, chemical processing, and blood analysis equipment;

      .  Valves used in fluid handling;

      .  Precipitators used in pollution control equipment;

      .  Power tubes used in electrical power generation installations;

      . Linings for pipe used in the processing of coal and other abrasive materials;

      . Substrates (or bases) for various electronic circuits, pressure sensors, and semiconductor chips that are critical components in computers, communications systems, automotive controls and military electronics;

      . Passive electronic components, such as capacitors and insulators, used in electrical devices; and

      . Advanced electronic ceramic packages, which are casings that surround a semiconductor chip, that insulate and connect the chip to printed circuitry. Cellular telephones, pagers, and radar detection devices require these packages due to their need for high reliability.

      We engineer and custom design our products to comply with specific customer requirements. Successful product design requires consultation with customers in their choice of the correct base material and selection by CoorsTek of the appropriate manufacturing processes. Since we sell our products primarily to industrial manufacturers for incorporation into their products or processes, the business is sensitive to changes in economic conditions that affect the end users of our products.

Materials and Services

      Ceramic products can be nearly as hard as diamond, can withstand extreme temperatures and have excellent electrical properties. These properties make ceramic products ideal materials for a variety of industrial applications. Although sometimes more expensive than competing materials, such as plastics and metals, ceramic products provide higher value by contributing to longer product life and enabling our customers to enhance their technologies.

      While advanced technical ceramics constitute the majority of our business, we believe there is a large potential to expand our existing business through products that incorporate other materials such as metals and plastics. Two of our facilities are directly involved in the precision machining of metals such as stainless steel and aluminum for applications in the semiconductor equipment and aerospace markets. Both of these manufacturing sites, acquired in 1999, are capable of performing customer specified cleanroom assembly and packaging which integrates ceramics and metals. This business comprises 17.2% of our revenue year-to-date in 1999.

      We are also involved in the manufacture of fluoropolymer sealing system plastics used in the aerospace and industrial hydraulic equipment, fluid handling systems and transportation industries. This business represents 3.5% of our revenue year-to-date in 1999.

Strategy

      We seek to grow our business by devoting resources to new product and material development, internally and through acquisitions, particularly in industry segments that show the most growth potential. In pursuit of this strategy, we purchased Precision Technologies and Edwards Enterprises earlier this year. We believe these acquisitions have strengthened our ability to service customers, particularly in the semiconductor industry, by broadening our materials offerings, including machined aluminum, and by positioning us to provide assembly services.

      We believe our reputation for expert custom product design, product quality and customer service is one of our most valuable assets for achieving our strategy. We work with key customers in diverse industries to develop value added, engineered products. We continuously evaluate new materials and product offerings, often with customers, in order to anticipate and satisfy customers' future needs and to offer a greater range of products with improved performance characteristics.

Manufacturing and Raw Materials

      Ceramic manufacturing involves several steps. From raw material preparation to completion of the finished product, a typical component will be formed, fired and, if necessary, machined, then inspected, packaged and shipped. The extent to which a part is processed is dependent on the specifications placed on the finished product by the customer. Limitations of the material and manufacturing process determine whether the part will be processed through secondary finishing steps to meet the final specification.

      The raw materials CoorsTek uses in its operations are readily available from diverse sources. Long term, volume purchase agreements with suppliers assure CoorsTek of consistent and ongoing supplies of raw materials.

      CoorsTek owns or leases approximately 2.28 million square feet of manufacturing space in the United States and abroad. Overall, CoorsTek currently operates at approximately 75% of available capacity. Capacity utilization is not currently a major constraint at CoorsTek's 18 manufacturing locations. These facilities specialize, to a certain degree, in a particular market and are located strategically to optimize customer service while minimizing manufacturing and transportation costs. CoorsTek continues to invest in computerized, high precision manufacturing equipment and believes it is well positioned for growth opportunities in both domestic and foreign markets.

Sales and Distribution

      We anticipate that more than 30% of our revenues in 1999 will come from one customer, Applied Materials, Inc., a semiconductor equipment manufacturer. Our dependence on this customer may increase as we further develop our strategic supplier relationship. Any disruption in this relationship, including a downturn in Applied Materials' business in the industry(ies) in which it operates, would have a material adverse effect on our sales.

      CoorsTek sells products primarily to manufacturers, including original equipment manufacturers, for incorporation into industrial applications and consumer products. CoorsTek generates sales through direct sales employees located throughout the United States and Europe and manufacturers' representatives. CoorsTek's sales personnel, many with engineering expertise, receive substantial technical assistance and engineering support due to the highly technical nature of its products.

      International sales, primarily in Western Europe and Far East markets, constituted approximately 25%, 27%, and 31% of ceramic product sales in 1998, 1997, and 1996, respectively. CoorsTek selectively hedges the U.S. dollar against foreign currencies used in these markets in order to mitigate the effects of adverse currency fluctuations when sales are made in the foreign currency. The strength of the dollar relative to the currency of our customers or competitors may have an impact on CoorsTek's profit margins or sales to international customers.

      No single product line or class accounted for more than 10% of CoorsTek's consolidated net revenue although sales to various industry groups such as the petrochemical, automotive, power generation and mining, and semiconductor industries comprised 16%, 13%, 12%, and 10%, respectively, of CoorsTek's 1998 consolidated net revenue.

      CoorsTek's 25 largest customers accounted for approximately 34% of our net sales for 1998, with no single customer representing more than 10% of CoorsTek's annual sales. A new focus on the semiconductor industry initiated in 1999 may result in an increased dependence on certain semiconductor equipment manufacturers with potential 1999 sales of 25%. Commitment to consistent high quality and customer service has earned CoorsTek sole supplier status with several major U.S. manufacturers and a leading position with several other major customers.

      As of September 30, 1999, CoorsTek had backlog orders of approximately $89.1 million, as compared to $83.7 million as of September 30, 1998. Approximately $62.0 million of the backlog at September 30, 1999 has been shipped as of December 1, 1999. Customers may place annual orders, with shipments scheduled over a twelve-month period. Backlog orders may be higher for certain industrial product segments due to longer time periods between order and delivery dates under purchase orders. Sales are not seasonal but can be sensitive to overall economic conditions that affect the users of advanced ceramic products. Backlog is not necessarily indicative of past or future operating results.

Competition

      Competition in the advanced ceramics industry is vigorous and comes primarily from Kyocera Corporation (Japan), Morgan Crucible Co. (United Kingdom), NGK Insulators, Ltd. (Japan), CeramTec AG (Germany) and Saint Gobain (France). Principal competitive factors in the worldwide market include price (including the impact of currency fluctuations), quality, and delivery schedules. A major competitor in most of the markets we serve, CoorsTek holds a prominent position in many product lines. It has maintained long standing relationships with major corporations by providing consistent high product quality and customer service.

      We also face competition in our precision metal machining business and in the fluoropolymer materials business from a multitude of relatively small domestic companies. We believe there is an opportunity for us, as a larger company, to compete successfully in these markets but we cannot guarantee our success.

      Ceramic materials offer advantages over conventional materials for applications in which certain properties such as high electrical resistance, hardness, high-temperature strength, wear and abrasion resistance, and precise machinability are important. Ceramic products, however, face competition from metals and other materials. For example, plastics are substituting ceramics in certain computer and telecommunications applications because of plastics' lower cost and lighter weight. CoorsTek believes that the overall value of ceramic products continues to be attractive to customers. In accordance with the strategy outlined above, CoorsTek continues to explore and evaluate the development of, or acquisition of companies with, products manufactured from competing or complementary materials.

Research and Development

      Our ability to commercialize CoorsTek's technologies and compete effectively in our various markets depends significantly on our continued and timely development of innovative technology, materials, products and processes using advanced and cost-efficient manufacturing processes.While innovation is a significant element of CoorsTek's business, we do not have separate, material research and development expenses. Instead, innovations are generally made as part of product development on a case-by-case basis in response to customer orders or needs.

Patents, Proprietary Rights and Licenses

      CoorsTek holds a number of patents and pending patent applications in the U.S. and in foreign countries. Our policy generally is to pursue patent protection that we consider necessary or advisable for the patentable inventions and technological improvements of our business. CoorsTek also relies significantly on trade secrets, technical expertise and know-how, continuing technological innovations and other means, such as confidentiality agreements with employees, consultants and customers, to protect and enhance CoorsTek's competitive position in our markets.

      CoorsTek considers the name "Coors" and the goodwill associated with it to be important to its customer recognition. CoorsTek has received certain licensing rights to use the Coors name.

      CoorsTek believes that we and our subsidiaries own or have the right to use the proprietary technology and other intellectual property necessary to our operations. Except as noted above, we do not believe that our success is materially dependent on the existence or duration of any individual patent, trademark or license or related group of patents, trademarks or licenses.

Environmental Matters

      CoorsTek's operations are subject to all federal, state and local environmental, health and safety laws and regulations and, in a few instances, foreign laws, that regulate health and safety matters and the discharge of materials into air, land and water, and govern the handling and disposal of solid and hazardous wastes. We believe we are in substantial compliance with applicable environmental and health and safety laws and regulations and does not believe that costs of compliance with these laws and regulations will have a material effect upon our capital expenditures, earnings or competitive position.

      CoorsTek has received a demand for payment arising out of contamination of a semiconductor manufacturing facility formerly owned by a subsidiary of CoorsTek, Coors Components, Inc. Colorado State environmental authorities are seeking clean up of soil and ground water contamination from a subsequent owner. Although CoorsTek does not believe it is responsible for the contamination or the cleanup, the parties agreed to a remediation plan. CoorsTek will manage the remediation and is responsible to pay from 10% to 15% of the remediation costs in excess of $500,000. There is no firm estimate of potential clean up costs, although management does not believe it will be material.

      CoorsTek has received a Unilateral Administrative Order issued by the EPA relating to the Rocky Flats Industrial Park (RFIP) Site, and is participating with the RFIP group to perform an Engineering Evaluation/Cost Analysis on the property including investigation and sampling. However, the remediation costs to date are below $500,000 and management does not expect costs to exceed this amount.

      CoorsTek and some of its subsidiaries have been notified that they may be or have been named as potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state laws with respect to the remediation of certain sites where hazardous substances have been released into the environment. CoorsTek cannot predict with certainty the total costs of remediation, its share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the remediation, or the availability of insurance. However, based on investigations to date, CoorsTek believes that any liability with respect to these sites would not be material to the financial condition or results of operations of CoorsTek, without consideration for insurance recoveries. There can be no certainty, however, that CoorsTek will not be named as a PRP at additional sites or be subject to other environmental matters in the future or that the costs associated with those additional sites or matters would not be material.

      In addition, CoorsTek has received demands or requests for information relating to alleged contamination of various properties currently or formerly owned by CoorsTek or to which CoorsTek allegedly shipped waste. In management's opinion, none of these claims will result in liability that would materially affect CoorsTek's financial position or results of operations.

Employees

      As of September 30, 1999, CoorsTek had approximately 3,300 full-time employees. None of the employees is subject to a collective bargaining agreement. Management considers its employee relations to be good.

Properties

      CoorsTek believes that its facilities are well maintained and suitable for their respective operations. The table below lists CoorsTek's plants and most other physical properties and their locations and character.

             Facility                   Location                 Character
             --------                   --------                 ---------
     Manufacturing              Benton, Arkansas(1)        Ceramic Products
     Manufacturing              Grand Junction, Colorado   Ceramic Products
     Manufacturing              Chattanooga, Tennessee     Ceramic Products
     Manufacturing              Hillsboro, Oregon          Ceramic Products
     Manufacturing              Lawrence, Pennsylvania(2)  Ceramic Products
     Manufacturing              Norman, Oklahoma           Ceramic Products
     Manufacturing              Oklahoma City, Oklahoma(3) Ceramic Products
     Manufacturing              Glenrothes, Scotland       Ceramic Products
     Manufacturing              Oak Ridge, Tennessee(4)    Ceramic Products
     Manufacturing              Austin, Texas(5)           Ceramic Products,
                                                           Assembly Operations
     Manufacturing and          Odessa, Texas              Ceramic Products
     Distribution Office
                                                           Fluoropolymer
     Manufacturing              El Segundo, California(2)  Products
     Manufacturing and Company  Golden, Colorado(6)        Ceramic Products
     Offices
     Manufacturing              Newark, California         Metal Machining and
                                                           Assembly Operations
     Manufacturing              Livermore, California(5)   Metal Machining and
                                                           Assembly Operations

--------
(1) Three facilities.
(2) Leased facility.
(3) Two facilities, one of which is leased.
(4) Three facilities, one of which is leased.
(5) Three facilities, all of which are leased.
(6) Four facilities, one of which is leased.

      The operating facilities of CoorsTek are not constrained by capacity issues.

Legal Proceedings

      In the ordinary course of business, CoorsTek and its subsidiaries are subject to various pending claims, lawsuits and contingent liabilities. In each of these cases, CoorsTek is vigorously defending itself. CoorsTek does not believe that disposition of these matters will have a material adverse effect on CoorsTek's consolidated financial position or results of operations. On August 12, 1999, five current and former employees sued one of CoorsTek's subsidiaries in the U.S. District Court for the Eastern District of Arkansas claiming gender discrimination, sexual harassment and retaliation. The plaintiffs are seeking class certification which the Company is resisting based on the distinctions among their respective claims. Our preliminary evaluation indicates the case is largely without merit, however we do not have sufficient information to determine the ultimate outcome or any potential liability related to these claims. Specific information regarding environmental legal proceedings is discussed under the caption "Environmental Matters."

                                   MANAGEMENT

Directors

      CoorsTek's Bylaws require seven directors. Five initial directors have been elected by ACX, the sole stockholder of CoorsTek. The CoorsTek Board intends to appoint the remaining two directors as soon as possible. Directors of CoorsTek will relinquish any positions held with ACX on the Distribution Date.

      CoorsTek's Certificate of Incorporation provides for the division of the Board of Directors into three classes. The full slate of directors will stand for election at the first annual meeting of stockholders, to be held in 2001, and prior to that election will be nominated to serve for terms of one, two and three years (Classes I, II and III), respectively. Stockholders will elect one class, consisting of approximately one third of the Directors, for three-year terms at each succeeding annual meeting. CoorsTek's Certificate of Incorporation sets a cap on the number of directors at 11 and the number of directors may be fixed by or in the manner provided in the Bylaws. On the Distribution Date, the directors will be the persons named below.

      Joseph Coors and William K. Coors will serve as Directors Emeritis. As Directors Emeritis Messrs. Coors will provide advice and consulting services to the Board but shall not constitute "directors" and shall not have voting rights.

                                          Principal Occupation or
  Name                 Age          Employment for the Past Five Years
  ----                 ---          ----------------------------------
John K. Coors.........  43 President of CoorsTek since October 1998; Chief
                           Executive Officer of Golden Genesis Company (a
                           former publicly traded subsidiary of ACX), from
                           January 1997 to October 1998; President of Golden
                           Photon Company from July 1992 to October 1998; Vice
                           President and Plant Manager of Coors Brewing
                           Company's Memphis, Tennessee brewery from January to
                           July 1992; director of Golden Genesis Company from
                           1997 to August 1999. He has been a director of ACX
                           since 1996.

Joseph Coors, Jr. ....  57 President and director of ACX since its formation in
                           August 1992; Chairman of CoorsTek since 1989, Chief
                           Executive Officer of CoorsTek since March 1997, and
                           President of CoorsTek from 1997 to October 1998 and
                           from 1985 to 1993; Director of Golden Genesis
                           Company from May 1998 until August 1999; Chairman of
                           Golden Aluminum (a former subsidiary of ACX) from
                           1993 to 1997; Executive Vice President of Adolph
                           Coors Company from 1991 to 1992; director of Hecla
                           Mining Company (NYSE: HL); Chairman of the Air Force
                           Memorial Foundation.

      [Additional directors]

Committees of the CoorsTek Board

      The CoorsTek Board will have four standing committees: Audit, Compensation, Executive and Corporate Governance. The membership of each committee will be determined following the spin-off.

 Audit Committee (all members will be nonemployee directors):

    . Reviews the scope and results of the audit of CoorsTek by CoorsTek's independent accountants.

    . Recommends the appointment of CoorsTek's independent accountants.

    . Reviews the adequacy of CoorsTek's systems of internal control and accounting policies and procedures, including compliance with CoorsTek's ethics policy.

    . Directs and supervises investigations into matters within the scope of its duties.

 Compensation Committee (all members will be nonemployee directors):

    . Reviews and recommends to the Board compensation of management personnel.

    . Reviews and approves executive incentive and benefit plans.

    . Reviews and recommends to the Board general employee benefits.

 Executive Committee (all members will be employee directors):

    . Exercises all of the authority of the Board when the Board is not in session except as provided in CoorsTek's Certificate of Incorporation, Bylaws and applicable law.

 Corporate Governance Committee (all members will be nonemployee directors):

    . Considers and recommends nominees for election as directors.

    . Reviews and evaluates the performance of the Board.

Compensation of Directors

      Employee directors will not receive additional compensation for serving as directors of CoorsTek. Each non-employee director of CoorsTek will receive a meeting fee of $7,000 per meeting that the director attends, 50 percent of which will be paid in shares of CoorsTek's common stock. The balance of the retainer will be paid in cash unless the non-employee director elects to take all or a portion of it in CoorsTek's common stock.

      In addition, CoorsTek has adopted the Stock Option and Incentive Plan under which each non-employee director will receive a grant of 2,000 non-qualified stock options at the beginning of his or her annual term that ends on the date of the annual shareholders' meeting following receipt of the shares. The options, with an exercise price equal to 100% of market value on the date of grant, will vest in equal increments over a three-year period and will expire, if unexercised, ten years from the date of grant.

      No additional amounts will be paid to directors for committee meetings. Directors will be reimbursed for expenses incurred while attending Board or committee meetings and in connection with any other Company business. In addition, CoorsTek will purchase accidental death and dismemberment insurance for the non-employee directors.

Family Relationships

      John K. Coors and Joseph Coors, Jr. are brothers and are sons of Joseph Coors and nephews of William K. Coors.

Executive Officers

      On the Distribution Date, the executive officers of CoorsTek will be as follows:

      Joseph Coors, Jr., age 57, has been Chairman of CoorsTek since 1989 and its Chief Executive Officer since March 1997. He was President of CoorsTek from 1985 to 1993 and from 1997 to October

1998. Mr. Coors has been President of ACX and a Director since its formation in 1992, and was a Director of Golden Genesis Company from May 1998 until August 1999, a Chairman of Golden Aluminum Company from 1993 to 1997, and an Executive Vice President of Adolph Coors Company from 1991 to 1992. He also is a director of Hecla Mining Company (NYSE:HL) and Chairman of the Air Force Memorial Foundation. Mr. Coors holds a bachelor's degree in applied mathematics from the University of North Carolina.

      John K. Coors, age 43, has been President of CoorsTek since October 1998. He also has been a Director of ACX since 1996 and of Golden Genesis Company from January 1997 to August 1999. Mr. Coors was Chief Executive Officer of Golden Genesis Company from January 1997 to October 1998, President of Golden Photon Company from July 1992 to October 1998 and Vice President and Plant Manager of Coors Brewing Company's Memphis, Tennessee brewery from January to July 1992. Mr. Coors holds a bachelor's degree in chemical engineering from Colorado School of Mines and a masters degree in biochemistry from Texas and Austin and a doctorate degree in engineering from Technical University of Munich.

      Derek C. Johnson, age 39, has been Executive Vice President of Sales and Marketing and Operations of CoorsTek since August 1999. Mr. Johnson was Vice President of Sales and Marketing from October 1998 to August 1999, Vice President of Golden Operations from 1997 to 1998 and Manager of Manufacturing for Golden Operations from 1992 to 1997, for CoorsTek. Mr. Johnson received a bachelor's degree in electrical engineering from the KirkCaldy Technical College of Scotland and a master's degree in business administration from the University of Denver.

      Larry D. Murphy, age 57, has been Executive Vice President of Strategic Initiatives of CoorsTek since October 1999. Prior to joining CoorsTek, he served as Financial Services Group Banking Director with Andersen Consulting from 1990 to September 1999. From 1987 to 1990, Mr. Murphy was Chief Information Officer for Union Bank and he served as Chief Executive Officer and President of Security Pacific Information Services, Inc. from 1980 to 1987. Mr. Murphy received a bachelor's degree in mathematics from Auburn University and a master's degree in business administration from National University.

      Katherine A. Resler, age 40, has been General Counsel and Secretary of CoorsTek since September 1999. Ms. Resler has been Counsel for ACX since 1998, its Director of Executive Compensation since 1995 and its Assistant Secretary since 1992. Ms. Resler received a bachelor's degree in science and a master's degree in business administration from Colorado State University, and a J.D. from the University of Denver.

      Joseph G. Warren, Jr., age 54, has been Chief Financial Officer and Treasurer of CoorsTek since August 1999. Mr. Warren was Vice President of Finance, Chief Financial Officer, Secretary and Treasurer of White Electronics & Designs, Inc., a semi-conductor manufacturer, from 1995 to July 1999. From 1994 to 1995 he served as Vice President and Chief Financial Officer of Axxess Technologies, Inc. and from 1993 to 1994 served as Secretary, Treasurer and Vice President of Golden Technologies Company, Inc., a wholly-owned subsidiary of ACX. From 1992 to 1993, Mr. Warren was President of Coors Ceramicon Designs, Ltd., a subsidiary of CoorsTek, and from 1985 to 1992 was Vice President of CoorsTek. Mr. Warren received a bachelor's degree in accounting from Arizona State University.

      Other officers are:

      Janet D. Comerford, age 41, has been Vice President of Human Resources and Environmental Health and Safety of CoorsTek since October 1998. Ms. Comerford was Regional Human Resources Manager of CoorsTek in 1997, served as Manager of Administration from 1994 to 1997 and was a Production Manager from 1991 to 1994. Ms. Comerford received a bachelor's degree in business administration from the University of Arizona.

      Dean A. Rulis, age 52, has been Vice President of Acquisitions and Technology of CoorsTek since 1998. He was President and General Manager of Wilbanks International, Inc. (a wholly owned subsidiary of CoorsTek) from 1997 to 1998; President of Golden Technologies Company, Inc. from 1992 to 1997. He holds a bachelor's degree in mechanical engineering from Purdue University.

                             EXECUTIVE COMPENSATION

Compensation Philosophy

      CoorsTek's compensation philosophy is intended to create value for CoorsTek's stockholders through long-term growth in sales and earnings. The total compensation package will consist of salary, benefits, an annual incentive opportunity and equity grants and will be designed to attract, motivate and retain the quality of executives needed to successfully lead and manage CoorsTek. This package will intentionally tie a significant portion of the executives' total compensation to CoorsTek's performance and shareholder value.

CoorsTek Cash Compensation Arrangements

      The following table sets forth the initial annual base salaries to be paid for fiscal year 2000 to the named executive officers. The compensation amounts do not include incentive cash bonuses that may be payable under management incentive plans, but which will not be determined until a future date.

                                                                     Estimated Cash
       Name                                  Position                 Compensation
       ----                                  --------                --------------
     Joseph Coors, Jr. ......  Chairman and Chief Executive Officer     $510,000
     John K. Coors...........  President                                $300,000
     Derek C. Johnson........  Executive Vice President                 $225,000
     Larry D. Murphy.........  Executive Vice President                 $402,000
     Joseph G. Warren, Jr. ..  Chief Financial Officer and Treasurer    $240,000

Summary of Executive Compensation

      The following information relates to the compensation paid by ACX to Joseph Coors, Jr., who was as of December 31, 1998, and who will be as of the Distribution Date, the Chief Executive Officer of CoorsTek. Other individuals who will be executive officers of CoorsTek as of the Distribution Date, were not among the CoorsTek executive officers for the year ended December 31, 1998 or earned less than $100,000 during 1998 and as a result are not included in the table. All cash compensation reported in the table was paid by ACX and all stock compensation was in the form of ACX common stock or options to purchase shares of ACX common stock.

                           Summary Compensation Table

                                                              Long Term
                                                            Compensation/
                                  Annual Compensation          Awards
                             ------------------------------ -------------
                                                             Securities
                                               Other Annual  Underlying    All other
  Name and Principal          Salary   Bonus   Compensation Options/ SARs Compensation
       Position         Year   ($)      ($)        ($)           (#)          ($)
  ------------------    ---- -------- -------- ------------ ------------- ------------
Joseph Coors, Jr. ..... 1998 $485,000 $305,550       --        62,000       $12,705(1)
 Chairman and Chief Ex-
  ecutive               1997 $460,000 $479,780    $3,236(2)    15,000       $ 8,659
 Officer                1996 $460,000 $437,460       --           --        $ 8,408

--------

(1) Other Compensation includes the value of term life insurance benefitting the executive and the employer's contribution to the 401(k) plan, respectively, as follows: $8,705 and $4,000.
(2) The amount shown is reimbursement during the year for taxes.

                     Option/SAR Grants in Last Fiscal Year

      CoorsTek is adopting a 1999 Comprehensive Stock and Incentive Plan (the "1999 Plan"), which provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock awards, unrestricted stock awards, performance stock awards, dividend equivalent rights, performance awards and annual incentive awards. Awards may be made under the 1999 Plan to employees, directors, service providers and consultants to the Company and to any other individual whose participation in the 1999 Plan is determined to be in the best interests of the Company by the Board. The number of shares of common stock to be reserved for issuance under the 1999
Plan is        (    ) shares, subject to adjustment for stock dividends, splits and other similar events. Stock options intended to qualify as incentive stock options under the Internal Revenue Code of 1986, and options that do not qualify as incentive stock options may be granted under the Plan. The exercise price of each option will be determined by the Board (or a committee if the Board so delegates) but may not be less than 100% of the fair market value of the Company's common stock on the date of grant.

      The following table provides information on grants of options to purchase shares of ACX common stock made during 1998. All options are granted at the ACX common stock's market value on the grant date, and each grant has an expiration date as specified in the table. All options vest in the event of a change in control. The option price may be paid in cash, by surrendering shares owned for more than 6 months, or through irrevocable instructions to a broker to deduct the option price from the proceeds of the sale.

                               Individual Grants

                          Number of    %of Total
                          Securities  Options/SARS                              Grant
                          Underlying   Granted to                                Date
                         Options/SARs  Employees   Exercise or                 Present
                           Granted     in Fiscal   Base Price                   Value
  Name                       (#)          Yr.        ($/Sh)    Expiration Date  ($)(1)
  ----                   ------------ ------------ ----------- --------------- --------
Joseph Coors, Jr. ......    62,000(2)     13.0%      $24.344       2/10/08     $795,460

--------

(1) Values indicated are an estimate based on the Black-Scholes option pricing model using the following assumptions: (a) 28.1 percent stock price volatility based on the average stock price volatility of the companies included in the S&P Manufacturing (Diversified/Industrials) Index; (b) 5.63 percent risk-free rate of return; (c) zero dividend yield; (d) anticipated exercising at the end of the option term; and (e) no adjustment for non-transferability or risk of forfeiture. The actual value realized will be determined by the excess of the stock price over the exercise price on the date the option is exercised. There is no certainty the actual value realized will be at or near the value estimated by the Black-Scholes option pricing model.

(2) Options granted annually vest ratably over 3 years with each vested increment being exercisable until the tenth anniversary of the grant date.

    Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End
                               Option/SAR Values

                                                                              Value of Unexercised
                                                    Number of Securities          In-The-Money
                                                   Underlying Unexercised         Options/SARs
                         Shares Acquired  Value         Options/SARs           at 12/31/98 ($) (1)
                           On Exercise   Realized ------------------------- -------------------------
  Name                         (#)         ($)    Exercisable Unexercisable Exercisable Unexercisable
  ----                   --------------- -------- ----------- ------------- ----------- -------------
Joseph Coors, Jr. ......      5,900      $87,269    607,266      90,900      $273,418        $ 0

--------

(1) Value of unexercised options equals market value of the shares ($12.8125) underlying in-the-money options at December 31,1998, less the exercise price, times the number of in-the-money options outstanding.

 Retirement Plan

      The Board of Directors of ACX Technologies, Inc. approved the spin-off of the assets and liabilities of the ACX Technologies, Inc. Retirement Plan attributable to current and former employees of CoorsTek and its subsidiaries into a separate CoorsTek Retirement Plan ("Retirement Plan"), effective August 31, 1999. The Retirement Plan's assets will be held in trust. The provisions of the Retirement Plan will be substantially the same as the provisions applicable to the CoorsTek portion of the ACX Retirement Plan. The Retirement Plan will be administered by an administrative committee appointed by the Board of Directors of CoorsTek. Until the spin-off is completed, employees of CoorsTek and its subsidiaries will continue to participate in the ACX retirement plan.

      The retirement benefit is generally based on length of service and average monthly compensation. Compensation taken into account is the total base compensation, including commissions, overtime pay and amounts deferred by the employee under Company plans pursuant to (S)(S) 125 and 401(k) of the Internal Revenue Code of 1986, as amended, but excluding profit sharing pay and cash bonuses. Average monthly compensation is determined by using the average of the highest 36 consecutive months out of the last ten years, including years with ACX and its subsidiaries and Adolph Coors Company and its subsidiaries.

      The normal annual retirement benefit equals 1.25% of average annual compensation times years of service (maximum of 25 years), plus .5% of average annual compensation in excess of covered compensation times years of service (maximum of 25 years), plus .5% of average annual compensation times years of service in excess of 25 years, plus, beginning in 1996, the sum of 1.5% of bonus pay for each plan year (not to exceed 25% of base pay). Covered compensation is generally based on an average of the Social Security taxable wage bases in effect during the 35 years ending with the calendar year in which the employee's social security retirement age occurs. Years of service includes years of service with ACX and its subsidiaries (and Adolph Coors Company and its subsidiaries with respect to certain employees).

      Unreduced normal retirement benefits are payable under the Retirement Plan at (i) age 65, regardless of years of service or (ii) any time after age 60 provided age plus years of vesting service total at least 90. The benefit accrued under the pension formula set forth above is in the form of a straight life annuity. An employee with at least ten years of vesting service who retires prior to normal retirement date is eligible for a retirement benefit, at reduced rates, provided the employee is at least age 55.

      The following table sets forth annual retirement benefits for representative years of service and average annual compensation as of December 31, 1998. The amounts shown in the table were calculated without taking into account an amount for covered compensation; accordingly, the benefits shown would be subject to a reduction to reflect the payment of Social Security benefits. Furthermore, the amounts shown in the table were calculated without adding any amounts related to the portion of the formula which adds, beginning in 1996, the sum of 1.5% of bonus pay for each plan year (not to exceed 25% of base pay). This portion of the formula is not based on average annual compensation.

      The maximum permissible benefit under ERISA from the qualified Retirement Plan for 1998 was $130,000. In addition, the maximum compensation for 1998 that may be used in determining benefits from the qualified Retirement Plan is $160,000. CoorsTek's Executive Deferred Compensation Plan provides for the benefits that are not payable from the Retirement Plan because of these two limitations. The amounts shown in this table include the benefits payable under the excess benefit plan and the non-qualified supplemental retirement plan.

                                  Pension Plan

                                        Years of Service
                      ------------------------------------------------------------
     Remuneration        15           20           25           30           35
     ------------     --------     --------     --------     --------     --------
       $125,000       $ 32,813     $ 43,750     $ 54,688     $ 57,813     $ 56,328
       $150,000         39,375       52,500       65,625       69,375       67,594
       $175,000         45,938       61,250       76,563       80,938       78,859
       $200,000         52,500       70,000       87,500       92,500       90,125
       $225,000         59,063       78,750       98,438      104,063      101,391
       $250,000         65,625       87,500      109,375      115,625      112,656
       $275,000         72,188       96,250      120,313      127,188      123,922
       $300,000         78,750      105,000      131,250      138,750      135,188
       $325,000         85,313      113,750      142,188      150,313      146,453
       $350,000         91,875      122,500      153,125      161,875      157,719
       $375,000         98,438      131,250      164,063      173,438      168,984
       $400,000        105,000      140,000      175,000      185,000      180,250
       $425,000        111,563      148,750      185,938      196,563      191,516
       $450,000        118,125      157,500      196,875      208,125      202,781
       $475,000        124,688      166,250      207,813      219,688      214,047
       $500,000        131,250      175,000      218,750      231,250      225,313
       $525,000        137,813      183,750      229,688      242,813      236,578
       $550,000        144,375      192,500      240,625      254,375      247,844
       $575,000        150,938      201,250      251,563      265,938      259,109

--------

(1) As of fiscal year-end 1998, average annual compensation covered by the Retirement Plan, which is equal to the highest average salary amount over a consecutive 36 month period in the last 10 years, and credited years of service with ACX, including previous compensation and years of service with CoorsTek and its subsidiaries, for the named executives are as follows:
    Joseph Coors, Jr.--$466,808 and 22 years; John K. Coors--$174,152 and 20 years; and Derek C. Johnson--$125,600 and 14 years. Larry D. Murphy and Joseph G. Warren, Jr. have been with CoorsTek less than the above 36-month period.

 Employment Contracts, Termination of Employment, Salary Continuation and Change-in-Control Arrangements

      CoorsTek has employment contracts with all of the named executives for a three year period. Under the contracts, the executives receive an annual salary as indicated in the Compensation Table, receive a $25,000 signing bonus and are eligible to participate in equity incentive and annual bonus plans. In addition, Larry D. Murphy received 85,000 ACX nonqualified stock options and Joseph G. Warren, Jr. received 50,000 ACX nonqualified stock options subject to vesting conditions based on time and stock performance. Upon termination, the executive receives: nothing if terminated for cause; the greater of the remaining term or one year's salary if termination is not for cause but two years salary if termination is due to a Change in Control (as defined in the stock option and incentive plan); and a gross-up amount if certain excise tax payments are triggered.

      Compensation received by the named executives upon retirement includes normal retirement benefits and, for the Chief Executive Officer and the President, a number of shares of stock to be granted under salary continuation agreements. The shares will be payable in full upon retirement at age 60 or after. Additionally, the shares will be 50 percent vested at age 50 with 10 years of service and the remaining 50 percent will vest in 5 percent increments between ages 51 and 60.

      In addition, in the case of a Change in Control of CoorsTek, CoorsTek's compensation plans will be affected as follows: (1) under the Stock Option and Incentive Plan, all outstanding options will become exercisable in full and all stock units will become payable in full and prorated bonuses will be calculated and paid, if earned; (2) under the deferred compensation plan, distributions of deferred amounts will be made in a lump sum within 90 days after the Change in Control; and (3) under the salary continuation agreements, stock units vest 100% without regard to the executive's age or service. The definition of change in control for these purposes is as follows: (i) if beneficial ownership of 50% or more of either the outstanding shares of CoorsTek's common stock or the combined voting power of CoorsTek's voting stock is acquired by persons or entities not related to CoorsTek without consent of the current Board, (ii) upon the election of individuals constituting a majority of the Board who were either not members prior to their election or not recommended to the shareholders by the Board, (iii) upon a merger, consolidation or sale of all or substantially all of CoorsTek's assets, whereupon (a) at least 50% of the outstanding shares of CoorsTek's common stock and of the combined voting power of voting securities are not held in the same proportion, and by the same persons as the beneficial owners prior to such event, (b) at least 35% of CoorsTek's common stock is held by a person that did not hold such amount prior to the event and (c) a majority of the current Board did not continue to serve as directors, or (iv) approval by the stockholders of CoorsTek of a complete liquidation or dissolution of CoorsTek.

Stock Purchase Plan

      CoorsTek is also adopting an Employee Stock Purchase Plan (the "Stock Purchase Plan"), which will permit eligible employees, including directors and executive officers, to purchase shares of common stock of the Company at a discount. All employees of the Company whose customary employment is more than 20 hours per week and for more than five months in any calendar year will be eligible to participate in this plan, provided that any employee who would own five percent or more of the total combined voting power or value of the Company's stock immediately after any grant is not eligible to participate. During a purchase period, the Company will withhold amounts through payroll deductions for eligible employees who elect to participate in the Stock Purchase Plan. At the end of each purchase period, the Company will use accumulated payroll deductions to purchase stock at a price equal to no less than 85% of the market price on behalf of eligible employees who are
participating in the plan. The Company intends to reserve      [  ] shares of
common stock for issuance under the Stock Purchase Plan. The Company intends that the Stock Purchase Plan meet the requirements for an "employee stock purchase plan" under Section 423 of the Code.

                Security Ownership of Certain Beneficial Owners,
                        Directors and Executive Officers

                                of CoorsTek

     None of the present executive officers or directors of CoorsTek currently owns any shares of CoorsTek common stock, all of which are owned currently by ACX. However, the executive officers and directors of CoorsTek will receive, by virtue of their ownership of ACX common stock, shares of CoorsTek common stock in the spin-off. In addition, as discussed under "Management," certain existing options and warrants to purchase shares of ACX common stock under ACX executive plans will be converted into comparable options and warrants to purchase shares of CoorsTek common stock.

     The following table lists beneficial ownership of ACX common stock as of September 30, 1999 by owners of more than five percent of the ACX common stock, each of the directors, each of the named executive officers and all directors and executive officers of CoorsTek as a group. Except as otherwise indicated, the beneficial owner has sole voting and investment power.

                                                      Amount and Nature of
                                Address for 5%             Beneficial      Percent
    Name                            Owners                 Ownership       of Class
    ----                 ---------------------------- -------------------- --------
Adolph Coors, Jr. Trust  Adolph Coors Company              2,800,000         9.8%
 (William K. Coors,      Golden, Colorado 80401
 Jeffrey H.
 Coors, J. Brad Coors,
 Joseph
 Coors, and Peter H.
 Coors, co-
 trustees with shared
 voting and
 investment power)
Grover C. Coors Trust    Adolph Coors Company              2,727,016         9.6%
 (William K. Coors,      Golden, Colorado 80401
 Jeffrey H.
 Coors, John K. Coors,
 Joseph
 Coors, and Joseph
 Coors, Jr., co-
 trustees with shared
 voting and
 investment power)
May Kistler Coors Trust  Adolph Coors Company              1,726,652         6.1%
 (William K. Coors,      Golden, Colorado 80401
 Jeffrey H.
 Coors, Joseph Coors,
 Joseph
 Coors, Jr. and Peter
 H. Coors,
 co-trustees with
 shared voting
 and investment power)
Tweedy, Browne Company   52 Vanderbilt Avenue              1,481,685         5.2%
 LLC                     New York, New York 10017
 and Affiliates
Herman F. Coors Trust    Adolph Coors Company              1,435,000         5.0%
 (William K. Coors,      Golden, Colorado 80401
 Jeffrey H.
 Coors, Joseph Coors,
 Joseph
 Coors, Jr. and Peter
 H. Coors, co-
 trustees with shared
 voting
 and investment power)
William K. Coors (1)     Adolph Coors Company              1,856,421         6.5%
                         Golden, Colorado 80401
Jeffrey H. Coors (2)     ACX Technologies, Inc.            2,477,883         8.7%
                         16000 Table Mountain Parkway
                         Golden, Colorado 80403
Joseph Coors (3)         Adolph Coors Company              1,981,788         7.0%
                         Golden, Colorado 80401
Peter H. Coors (4)       Adolph Coors Company              1,735,726         6.1%
                         Golden, Colorado 80401
John K. Coors (5)                                             54,558           *
Joseph Coors, Jr. (6)                                      2,459,392         8.6%
Derek C. Johnson (7)                                          14,532           *
Larry D. Murphy                                                    0         --
Joseph G. Warren, Jr.                                              0         --
Directors and Executive
 Officers
 as a Group (6 persons)                                    2,517,482         8.8%

--------

 * Holds less than 1% of the Common Stock

(1) Includes 1,726,652 shares held by William K. Coors as trustee, as to which he shares voting and investment power with Jeffrey H. Coors, Joseph Coors, Joseph Coors, Jr. and Peter H. Coors, as co-trustees. Does not include the 786,412 shares held by William K. Coors as director of the Adolph Coors foundation, of which Jeffrey H. Coors, Peter H. Coors and William K. Coors, among others, are the directors. Also does not include the following shares held by William K. Coors as trustee as to which he disclaims beneficial ownership: (1) 178,064 shares; Jeffrey H. Coors, Joseph Coors and Peter H. Coors, co-trustees with shared voting and investment power, and (2) 1,599,408 shares: Jeffrey H. Coors, Joseph Coors, Joseph Coors, Jr. and Peter H. Coors, co-trustees with shared voting and investment power. Includes 3,333 shares of ACX common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.

(2) Includes 1,726,652 shares held by Jeffrey H. Coors as trustee, as to which he shares voting and investment power with William K. Coors, Joseph Coors, Joseph Coors, Jr. and Peter H. Coors, as co-trustees. Does not include 786,412 shares held by Jeffrey H. Coors as director of the Adolph Coors foundation, of which Jeffrey H. Coors, Peter H. Coors and William K. Coors, among others, are the directors. Also does not include the following shares held by Jeffrey H. Coors as trustee as to which he disclaims beneficial ownership: (1) 178,064 shares: William K. Coors, Joseph Coors and Peter H. Coors, co-trustees with shared voting and investment power; and (2) 1,599,408 shares: William K. Coors, Joseph Coors, Joseph Coors, Jr. and Peter H. Coors, co-trustees with shared voting and investment power. Does not include: 72,350 shares of Common Stock restricted and unissued until the earlier of (i) grantee's retirement, death, disability or termination of employment, or (ii) the year 2000 (5,726) shares), 2001 (3,600 shares), 2002 (5,344 shares), 2004 (10,096 shares), 2005 (11,443) and 2010 (12,618 shares); or 66,672 shares of Common Stock restricted and unissued until retirement. Includes 628,442 shares of ACX common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.

(3) Includes 250,000 shares held by Joseph Coors as co-trustee of his revocable trust. Also includes 1,726,652 shares held by Joseph Coors as trustee, as to which he shares voting and investment power with William K. Coors, Jeffrey H. Coors, Joseph Coors, Joseph Coors, Jr. and Peter H. Coors, as co-trustees. Does not include the following shares held by Joseph Coors as trustee as to which he disclaims beneficial ownership: (1) 178,064 shares:
    William K. Coors, Jeffrey H. Coors and Peter H. Coors, co-trustees with shared voting and investment power; and (2) 1,349,408 shares: William K. Coors, Jeffrey H. Coors, Joseph Coors, Jr. and Peter H. Coors, co-trustees with shared voting and investment power. Includes 2,000 shares of ACX common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.

(4) Includes 1,726,652 shares held by Peter H. Coors as trustee, as to which he shares voting and investment power with William K. Coors, Jeffrey H. Coors, Joseph Coors, and Joseph Coors, Jr., as co-trustees. Does not include 786,412 shares held by Peter H. Coors as director of the Adolph Coors foundation, of which Jeffrey H. Coors, Peter H. Coors and William K. Coors, among others, are the directors. Also does not include the following shares held by Peter H. Coors as trustee as to which he disclaims beneficial ownership: (1) 178,064 shares: William K. Coors, Joseph Coors and Jeffrey
    H. Coors, co-trustees with shared voting and investment power; and (2) 1,599,408 shares: William K. Coors, Joseph Coors, Joseph Coors, Jr. and Jeffrey H. Coors, co-trustees with shared voting and investment power.

(5) Does not include 2,727,016 shares held by John K. Coors as trustee as to which he disclaims beneficial ownership. As to the 2,727,016 shares, John
    K. Coors shares voting and investment power with Jeffrey H. Coors, William
    K. Coors, Joseph Coors and Joseph Coors, Jr. The 2,727,016 shares also does not include 18,156 shares of ACX common stock restricted and unissued until retirement. Includes 52,324 shares of ACX common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.

(6) Does not include 1,599,408 shares held by Joseph Coors, Jr. as trustee as to which he disclaims beneficial ownership. As to the 1,599,408 shares, Joseph Coors, Jr. shares voting and investment power with Jeffrey H. Coors, Joseph Coors, William K. Coors and Peter H. Coors. Also does not include 1,798 shares of ACX common stock restricted and unissued until the earlier of retirement or death, disability or termination of employment; or 64,032 shares of common stock restricted and unissued until retirement. Includes 651,832 of ACX common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.

(7) Includes 11,332 shares of ACX common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.

                          DESCRIPTION OF INDEBTEDNESS

      In connection with the spin-off, CoorsTek expects to enter into a Credit Agreement (the "Bank of America Loan"), provided by Bank of America and a syndicate of other lenders. The Bank of America Loan will provide for a $270 million credit facility consisting of a $95 million revolving credit facility maturing in five years, an $85 million term facility maturing in five years and a $90 million term facility maturing in seven years. Borrowings under the credit facility will bear interest at rates generally based on LIBOR plus a spread that will vary depending upon CoorsTek's performance. The Bank of America Loan will be collateralized by substantially all of CoorsTek's assets, including real estate and all of the outstanding capital stock of CoorsTek's subsidiaries, whether now owned or later acquired. The agreement for the Bank of America Loan is expected to contain covenants restricting liens, capital expenditures, investments, borrowing, payment of dividends, mergers, and acquisitions and sale of assets. In addition, the agreement for the Bank of America Loan, as amended, is expected to contain financial covenants restricting maximum annual capital expenditures, recapturing excess cash flow and requiring maintenance of the following ratios:

    . maximum total debt to EBITDA (as defined in the agreement for the Bank of America Loan);

    .  minimum EBITDA to interest; and

    .  minimum tangible net worth.

      CoorsTek will pay $200 million of the debt proceeds to ACX for reduction of intercompany obligations and payment of a special dividend.

                          DESCRIPTION OF CAPITAL STOCK

Authorized Shares

      Under CoorsTek's Certificate of Incorporation, the authorized capital stock of CoorsTek consists of 100,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, $.01 par value per share. ACX currently owns all outstanding shares of common stock. No shares of preferred stock have been issued. Immediately after the spin-off, based on the number of shares of common stock of ACX outstanding at November 26, 1999 and the distribution ratio of one share of CoorsTek common stock for every four shares of ACX common stock, approximately 7,134,880 shares of the CoorsTek common stock and no shares of the preferred stock will be issued and outstanding. ACX will not own shares of CoorsTek common stock after the spin-off.

Common Stock

      Holders of CoorsTek common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of CoorsTek common stock do not have cumulative voting rights in the election of directors. The first annual meeting of stockholders is expected to be held during 2001.

      There is no established public trading market for CoorsTek common stock, although a "when issued" market is expected to develop prior to the spin-off date. We have applied for inclusion of CoorsTek common stock in the Nasdaq National Market upon official notice of inclusion and we expect to receive approval of such inclusion prior to the spin-off.

      All shares of CoorsTek common stock to be distributed will be fully paid and nonassessable. Holders of CoorsTek common stock do not have any subscription, redemption or conversion privileges.

      Under the Delaware General Corporation Law, we may pay dividends out of "surplus" (as determined in accordance with the Delaware General Corporation
Law) or, if there is no surplus, out of net profits for the fiscal year in which the dividends are declared and/or the preceding fiscal year (subject to certain restrictions). Subject to the preferences or other rights of any CoorsTek preferred stock that may be issued from time to time, holders of CoorsTek common stock are entitled to participate ratably in dividends on the common stock as declared by the Board of Directors. Our dividend policy will be established by our Board of Directors from time to time. Subject to legal and contractual restrictions, its decisions regarding dividends will be based on all considerations that in its business judgment are relevant at the time, including past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning our business and operations. We do not currently intend to pay dividends on the common stock.

      Holders of CoorsTek common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of CoorsTek, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

Preferred Stock

      The Certificate of Incorporation authorizes the Board, without any vote or action by the holders of common stock, to issue preferred stock from time to time in one or more series. The Board is authorized to determine the number of shares and to fix the powers, designations, preferences and relative, participating, optional or other special rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on which CoorsTek stock is then quoted or listed. Depending upon the terms of preferred stock established by the Board of Directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of

CoorsTek. If any shares of preferred stock are issued with voting powers, or if additional shares of common stock are issued, the voting power of the outstanding common stock would be diluted.

      CoorsTek believes that the availability of preferred stock will provide increased flexibility to facilitate possible future financings and acquisitions and to meet other corporate needs that might arise.

Transfer Agent and Registrar

      Norwest Bank Minnesota, NA will be the transfer agent and registrar for the CoorsTek common stock immediately following the spin-off.

                  Anti-takeover Effects of Certain Provisions

      CoorsTek's Certificate of Incorporation and Bylaws, the Delaware General Corporation Law and the Stockholder Rights Plan contain provisions that may discourage or delay the acquisition of control of CoorsTek by means of a tender offer, open market purchases, a proxy contest or otherwise.

Purposes of Provisions

      The relevant provisions of the Certificate of Incorporation and Bylaws are intended to discourage certain types of transactions that may involve an actual or threatened change of control of CoorsTek and to encourage any person who might seek to acquire control of CoorsTek to negotiate with the Board of Directors. Management of ACX and CoorsTek believe that generally the interests of the stockholders would be served best if any change in control results from negotiations with the CoorsTek Board of the proposed terms, such as the price to be paid, the form of consideration and the anticipated tax effects of the transaction. However, to the extent that these provisions do discourage takeover attempts, they could make it more difficult to accomplish transactions that are opposed by the incumbent Board and could deprive stockholders of opportunities to realize takeover premiums for their shares or other advantages that large accumulations of stock would provide.

      The Certificate of Incorporation, the Bylaws and the Stockholder Rights Plan will be effective on or before the Distribution Date, and are filed as exhibits to CoorsTek's registration statement on Form 10 of which this Information Statement is a part.

Delaware Section 203

      Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, a corporation shall not engage in any "business combination" with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless:

    . prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

    . on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Section 203 generally defines an "interested stockholder" to include:

    . any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

    .  the affiliates and associates of any such person.

      Section 203 generally defines a "business combination" to include:

    . mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder;

    . certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

    . certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder; and

    . receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or stockholder-adopted bylaws may exclude a corporation from the restrictions imposed thereunder. Neither the Certificate nor the Bylaws exclude CoorsTek from the restrictions imposed under Section
203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring CoorsTek to negotiate in advance with the Board of Directors since the stockholder approval requirement would be avoided if the Board approves, prior to the time the acquirer becomes an interested stockholder, either the business combination or the transaction that results in the acquirer becoming an interested stockholder.

Classification of the Board

      The total number of directors will be divided into three classes, with each class containing one-third of the total, as near as may be. The terms of directors will expire as follows:

    . the terms of the first class will expire at the second annual meeting of stockholders held after the spin-off,

    . the terms of directors in the second class will expire at the third annual meeting of stockholders held after the spin-off, and

    . the terms of directors in the third class will expire at the fourth annual meeting of stockholders held after the spin-off.

      Upon the expiration of the initial staggered terms, directors shall be elected for terms of three years to succeed those whose terms expire. Of the initial directors, the first class will consist of two persons, the second class will consist of two persons and the third class will consist of one person. The two additional directors will be elected to the third class and the first class, respectively. The structure of the classified board is intended to promote continuity and stability of CoorsTek's management and policies because a majority of the directors serving at any given time will have prior experience as directors of CoorsTek.

      The classification of directors could make it more difficult for stockholders to quickly change the composition of the Board. At least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of the Board.

Number of Directors; Removal; Vacancies

      The Certificate of Incorporation provides that the number of directors will not be fewer than three or more than 11. The initial Board of Directors will consist of seven persons. The exact number of directors is set in accordance with the Bylaws by resolution from time to time of two-thirds of the directors then in office. Interim vacancies on the Board, or vacancies created by an increase in the number of directors, may be filled by a majority of the directors then in office. A director appointed to fill a vacancy will hold office for the remainder of the term of the class of director in which the vacancy occurred or the new directorship was created.

      Directors may be removed for cause only by a class vote of the holders of two-thirds of the stockholders entitled to vote thereon. This provision, in conjunction with the provisions of the Amended and Restated Articles authorizing the Board to fill vacant directorships, would prevent stockholders holding less than two-thirds of the voting stock from removing incumbent directors and filling the resulting vacancies with their own nominees.

Stockholder Action

      The Certificate of Incorporation requires all stockholder action to be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent, unless the action is by unanimous consent. The Certificate of Incorporation and Bylaws also provide that special meetings of stockholders may be called by the Board of Directors, the Chairperson or the President.

      The provisions prohibiting stockholder action by consent resolution except by unanimous consent and, not permitting any stockholder or group thereof to call a special meeting may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of the stockholders unless a special meeting is called by the Board of Directors, the Chairperson or the President.

Stockholder Proposals

      CoorsTek's Bylaws establish an advance notice procedure for nominations (other than by or at the direction of the Board) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. Subject to any other applicable requirements, only such nominations may be considered and such business may be conducted at an annual meeting as have been brought before the meeting by or at the direction of the Board or by a stockholder who has given to the Secretary of CoorsTek timely written notice, in proper form, of the same.

      To be timely, notice of nominations or other business to be brought before an annual meeting must be received by the Secretary of CoorsTek not less than 90 days nor more than 120 days prior to the anniversary of the preceding year's annual meeting. For the purposes of CoorsTek's first annual meeting held after 2000, the anniversary date shall be deemed to be May , 2001.

      Each notice must set forth:

    . the identity (including name and address) of the stockholder or stockholders who intend to make the nomination or proposal,

    . the class and number of shares of common stock and preferred stock owned directly or indirectly, by such stockholder,

    . a representation that the stockholder is a holder of record of Coors Ceramic stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the business or nomination,

    . a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends:

    . to deliver a proxy statement and/or form of proxy to holders of at least the percentage of CoorsTek's capital stock required to approve the proposal or elect the nominee, or

    . otherwise to solicit proxies from stockholders is support of the proposal or nomination,

    .  in the case of a stockholder proposal,

      -- a brief description of the business desired to be brought before the meeting,
      -- the text of the proposal (including the text of any resolutions proposed for consideration and in the event that the business includes a proposal to amend the Bylaws, the language of the proposed amendment),

      -- the reasons for conducting such business at the meeting and

      -- any material interest of such stockholder in the proposed business, if any, and

    .  in the case of a nomination for election of a director,

      -- all information regarding the nominee proposed by the stockholder that would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, and

      -- the consent of the nominee to be named in a proxy statement as a candidate for election and to serve as a director if elected.

      CoorsTek may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director.

      The chairperson of the meeting at which the directors are to be elected or at which the stockholder action is to be taken shall have the power and duty:

      -- to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with these procedures, and

      -- if any proposed nomination or business was not made or proposed in compliance with these procedures, to declare that the nomination shall be disregarded or that the proposed business shall not be transacted.

      These provisions are intended to facilitate planning for the conduct of CoorsTek's annual meeting of stockholders and to provide time for proposals to be evaluated fully. They may have the effect of precluding a nomination or the conduct of business at a particular meeting if the proper procedures are not followed and may deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of CoorsTek, even if the conduct of such solicitation or such attempt might be beneficial to the stockholders.

Acquisition Proposals

      In determining whether an acquisition proposal is in the long-term best interests of CoorsTek and its stockholders, the Certificate of Incorporation provide that the Board may consider the effect of both an acquisition proposal and a potential acquisition on creditors, customers and employees of CoorsTek and on the community in general, the risks of non-consummation of an acquisition proposal, the identity, prior background and other business experiences of the person or entity making an acquisition proposal, and the business plans of both CoorsTek and the person or entity making an acquisition proposal and their respective effects on stockholder interests.

Stockholder Vote for Amendment of Certificate and Bylaws

      Under Delaware law, amendments to a company's certificate of incorporation require a resolution of the board of directors and the approval of the holders of majority of the outstanding shares entitled to vote and, in certain cases, of a majority of the outstanding shares of each class entitled to vote, voting separately as a class. Delaware law also permits a company's certificate of incorporation to require a greater vote than the vote otherwise required for any corporate action. The Certificate of Incorporation require the concurrence of the holders of at least two-thirds of the voting stock of CoorsTek, voting together as a single class, to amend or repeal, or adopt any provision inconsistent with, the anti-takeover provisions of the Certificate of Incorporation discussed above. The Certificate of Incorporation also provide that the Amended and Restated Bylaws may be amended or repealed by an affirmative vote of two-thirds of the directors then in office or by an affirmative vote of two-thirds of the stockholders entitled to vote thereon. These supermajority vote requirements are intended to prevent a stockholder with a majority of CoorsTek's common stock from avoiding the requirements of these provisions by simply amending them.

Other Provisions of Certificate

      CoorsTek's Certificate of Incorporation authorize the Board of Directors to take such action as it may determine to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with the Board and management of CoorsTek respecting any transaction that may result in a change of control and to contest or oppose any such transaction that the Board determines to be unfair, abusive or otherwise undesirable to CoorsTek or its stockholders, business, customers, employees or other constituencies. This provision specifically permits the Board to adopt plans or to issue securities (including common stock or preferred stock, rights or debt securities), which, among other things, may be exchangeable or convertible into cash or other securities on such terms as the Board determines, may provide for differential and unequal treatment of different holders or classes of holders and may contain restrictions that preclude or limit the entitlement, exercise or transfer of such securities by a person who, after their creation, acquires a certain percentage of CoorsTek's voting stock. This provision is intended, in part, to give the Board greater bargaining power to negotiate on behalf of stockholders in the event of a takeover proposal. It may, however, discourage or make more difficult a hostile takeover or acquisition of control and could deprive stockholders of possible opportunities to realize premiums for their shares and reduce the risk to management that it might be displaced by a takeover.

Preferred Stock and Additional Common Stock

      The Board's authority to issue of shares of common stock and preferred stock and to fix by resolution the terms and conditions of each series of preferred stock may either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include series voting rights that would enable the holder to block business combinations or the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied. The Board of Directors will make any determination regarding issuance of additional shares based on its judgment as to the best interest of its stockholders, customers, employees or other constituencies.

Stockholder Rights Plan

      Prior to the spin-off, the Ceramics board will adopt a Stockholder Rights Plan and cause to be issued, with each share of common stock to be distributed in the spin-off, one preferred share purchase right (a "Right"). Each Right will entitle the registered holder to purchase from CoorsTek one one-thousandth of a share of Series A Junior Participating Preferred Stock of CoorsTek (the "Junior Preferred") at an exercise price of $[38], subject to adjustment. The description and terms of the Rights will be set forth in a Stockholder Plan Rights Agreement between CoorsTek and [Norwest Bank N.A.], as Rights Agent (the "Rights Agent").

      Initially, the Rights will be attached to all certificates representing shares of common stock then outstanding. The Rights will separate from the common stock and a distribution of Rights Certificates will occur upon the earlier to occur of:

    . days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the "Stock Acquisition Date"), or

    . business days following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 15% or more of the outstanding shares of common stock.

The earlier of such dates is referred to as the "Distribution Date."

      Until the Distribution Date:

    . the Rights will be evidenced by the common stock certificates, no separate certificates evidencing the Rights will be distributed and the Rights will be transferred only with the common stock certificates, and

    . the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on January [ ], 2010, unless earlier redeemed or exchanged by CoorsTek as described below. The Rights will not be exercisable by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights has not been obtained or is not obtainable.

      As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Ceramics board, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

      If a person or group becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of common stock that the independent directors determine to be fair to and otherwise in the best interests of CoorsTek and its stockholders), each holder of a Right will, after the end of a redemption period referred to below, have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of CoorsTek) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by CoorsTek as set forth below.

      For example, at a Purchase Price of [$38] per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase [$76] worth of common stock (or other consideration, as noted above) for [$38]. Assuming that the common stock had a per share value of [$19] at such time, the holder of each valid Right would be entitled to purchase 4 shares of common stock for [$38].

      If, at any time following the Stock Acquisition Date,

    . CoorsTek is acquired in a merger or other business combination transaction in which CoorsTek is not the surviving corporation (other than a merger which follows an offer for all outstanding shares of common stock that the independent directors determine to be fair to and otherwise in the best interests of CoorsTek and its stockholders), or

    . 50% or more of CoorsTek's assets or earning power is sold or transferred,

each holder of a Right (except Rights that previously have been voided as set forth above) shall, after the expiration of the redemption period referred to below, have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right (e.g., common stock of the acquiring company having a value of [$76] for the [$38] Purchase Price).

      At any time after a person or group becomes an Acquiring Person, CoorsTek Board may exchange the Rights (other than Rights owned by such Acquiring Person that have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment).

      The Purchase Price payable, and the number of one one-thousandths of a share of Junior Preferred or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution:


  . in the event of a stock dividend on, or a subdivision, combination or reclassification of the Junior Preferred,

  . upon the grant to holders of the Junior Preferred of certain rights or warrants to subscribe for Junior Preferred or convertible securities at less than the current market price of the Junior Preferred, or

  . upon the distribution to holders of the Junior Preferred of evidences of indebtedness or assets (other than regular quarterly cash dividends and dividends payable in Junior Preferred) or of subscription rights or warrants (other than those referred to above).

      The Stockholder Rights Plan provides that the number of outstanding Rights shall adjust in the event of a stock dividend on CoorsTek's common stock payable in shares of common stock and in the event of any subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the Distribution Date.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractions of Junior Preferred that are integral multiples of one one-thousandth of a share of Junior Preferred, which may, at CoorsTek's election be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred on the last trading date prior to the date of exercise.

      CoorsTek does not have authority to redeem shares of the Junior Preferred. Each share of Junior Preferred will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of:

  .  $0.01 per share; and

  . 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non cash dividends or other distributions other than a dividend payable in shares of common stock.

      Upon any liquidation (voluntary or otherwise), dissolution or winding up of CoorsTek, no distribution shall be made to the holders of shares of CoorsTek's capital stock ranking junior to the Junior Preferred unless, prior thereto, the holders of shares of Junior Preferred shall have received

$[36] per share (the "Junior Preferred Liquidation Preference"), plus any unpaid dividends and distributions payable thereon, whether or not declared, to the date of such payment.

      Following the payment of the Junior Preferred Liquidation Preference, no additional distributions shall be made to the holders of Junior Preferred unless, prior thereto, the common stockholders shall have received an amount per share equal to the quotient obtained by dividing the Junior Preferred Liquidation Preference by 1,000.

      Each share of Junior Preferred shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Corporation. In the event of any merger, consolidation or other transaction in which outstanding shares of Ceramics common stock are converted or exchanged, each share of Junior Preferred will be entitled to receive 1,000 times the amount received per share of common stock. These rights, and the rights described in the preceding two paragraphs, are protected by customary antidilution provisions.

      In general, the Board may cause CoorsTek to redeem the Rights in whole, but not in part, at any time during the period commencing on January [1], 2000, and ending on the tenth day following the Stock Acquisition Date, as such period may be extended or shortened by the Board (the "Redemption Period") at a price of $.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the board). After the redemption period has expired, CoorsTek's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of common stock in a transaction or series of transactions not involving CoorsTek and there are no other Acquiring Persons. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of CoorsTek, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be subject to federal taxation to stockholders or to CoorsTek, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of CoorsTek or for common stock of the acquiring company as set forth above.

      Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Ceramics Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Ceramics Board in order to cure any ambiguity, defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

      The Rights are being registered under the Exchange Act, together with common stock, pursuant to the registration statement. In the event that the Rights become exercisable, CoorsTek will register the shares of Junior Preferred for which the Rights may be exercised, in accordance with applicable law.

            Liability and Indemnification of Officers and Directors

Elimination of Liability in Certain Circumstances

      The Certificate of Incorporation eliminate the personal liability of directors to CoorsTek or its stockholders for monetary damages for breach of fiduciary duty, except in the instances described below. The Certificate of Incorporation also provides that if Delaware law is amended to further eliminate or limit the liability of directors, then the liability of a director will be so eliminated or limited to the fullest extent permitted by the amended law, without further stockholder action.

      Directors remain liable for:

    .  breaches of their duty of loyalty to CoorsTek and its stockholders,

    . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of laws,

    . transaction from which a director derives improper personal benefit, and

    . for unlawful distributions, under a provisions of the Delaware General Corporation Law that makes directors personally liable and which expressly sets forth a negligence standard with respect to such liability.

      The provisions that eliminate liability as described above will apply to officers of CoorsTek if they are directors of CoorsTek and are acting in their capacity as directors and will not apply to officers of who are not directors.

      CoorsTek believes the diligence exercised by directors stems primarily from a desire to act in the best interest of CoorsTek and not from a fear of monetary damages awards. Consequently, CoorsTek believes that the level of scrutiny and care exercised by CoorsTek's directors and officers will not be lessened by the limitations on liability provided by the Certificate of Incorporation.

Indemnification and Insurance

      The Delaware General Corporation Law contains provisions permitting and, in some situations, requiring Delaware corporations to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation in those capacities. The Certificate of Incorporation and Bylaws contain provisions that require CoorsTek to indemnify its directors and officers to the fullest extent permitted by law. Indemnification includes advancement of reasonable expenses in certain circumstances.

      The Delaware General Corporation Law permits indemnification of a director of a Delaware corporation, in the case of a third party action, if the director

    .  conducted himself or herself in good faith,

    .  reasonably believed that

      -- in the case of conduct in his or her official capacity, his or her conduct was in the corporation's best interest, or

      -- in all other cases, his or her conduct was at least not opposed to the corporation's best interest, and

    . in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

      The Delaware General Corporation Law further provides for mandatory indemnification of directors and officers who are wholly successful on the merits or otherwise in litigation. The Delaware statute limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his or her improper receipt of a personal benefit.

      In addition, the Delaware General Corporation Law and CoorsTek's Bylaws authorize CoorsTek to purchase insurance for its directors and officers insuring them against certain risks as to which

                       CONSOLIDATED FINANCIAL STATEMENTS

                              COORSTEK, INC.
             (A Wholly-owned Subsidiary of ACX Technologies, Inc.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.........................................   F-2

Consolidated Statement of Income and Comprehensive Income for each of the
 three years ended December 31, 1998......................................   F-3

Consolidated Balance Sheet at December 31, 1998 and December 31, 1997.....   F-4

Consolidated Statement of Cash Flows for each of the three years ended
 December 31, 1998........................................................   F-5

Consolidated Statement of Shareholder's Equity for each of the three years
 ended December 31, 1998..................................................   F-6

Notes to Consolidated Financial Statements................................   F-7

Financial Statement schedule for the fiscal years ended December 31, 1998,
 1997 and 1996
  Schedule II--Valuation and Qualifying Accounts..........................  F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder of CoorsTek, Inc.

      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of CoorsTek, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
September 24, 1999

                                 COORSTEK, INC.

           CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                     (In thousands, except per share data)

                               Nine Months Ended
                                 September 30,      Year Ended December 31,
                               ------------------  ----------------------------
                                 1999      1998      1998      1997      1996
                               --------  --------  --------  --------  --------
                                  (unaudited)
Sales........................  $266,936  $230,390  $296,614  $304,824  $276,352
Cost of goods sold...........   200,455   173,291   222,906   219,821   200,220
                               --------  --------  --------  --------  --------
  Gross profit...............    66,481    57,099    73,708    85,003    76,132
Selling, general and
 administrative..............    35,957    28,528    37,758    41,754    35,928
Asset impairment charge......       --     11,814    11,814       --        --
                               --------  --------  --------  --------  --------
  Operating income...........    30,524    16,757    24,136    43,249    40,204
Other income (expense):
  Interest expense...........    (3,693)   (2,943)   (4,125)     (110)     (182)
  Interest income............        62        49       601        82        95
  Miscellaneous--net.........       --        --        --        (40)       81
                               --------  --------  --------  --------  --------
    Total other expense......    (3,631)   (2,894)   (3,524)      (68)       (6)
Income before income taxes...    26,893    13,863    20,612    43,181    40,198
Income tax expense...........    10,101     5,117     7,682    16,192    14,996
                               --------  --------  --------  --------  --------
Net income...................  $ 16,792  $  8,746  $ 12,930  $ 26,989  $ 25,202
                               ========  ========  ========  ========  ========
Other comprehensive income:
  Minimum pension liability
   adjustment, net of tax of
   $167......................       --        --       (281)      --        --
  Foreign currency
   translation adjustments...      (130)     (188)      (56)       27       601
                               --------  --------  --------  --------  --------
Comprehensive income.........  $ 16,662  $  8,558  $ 12,593  $ 27,016  $ 25,803
                               ========  ========  ========  ========  ========
Net income per basic share of
 common stock (unaudited)....  $   2.36  $   1.23  $   1.81  $   3.84  $   3.61
                               ========  ========  ========  ========  ========
Weighted average shares
 outstanding-basic
 (unaudited).................     7,111     7,130     7,126     7,030     6,975
                               ========  ========  ========  ========  ========
Net income per diluted share
 of common stock
 (unaudited).................  $   2.34  $   1.20  $   1.78  $   3.74  $   3.54
                               ========  ========  ========  ========  ========
Weighted average shares
 outstanding-diluted
 (unaudited).................     7,185     7,281     7,258     7,221     7,126
                               ========  ========  ========  ========  ========

                See Notes to Consolidated Financial Statements.

                                 COORSTEK, INC.

                           CONSOLIDATED BALANCE SHEET
                       (In thousands, except share data)

                                           September 30,        December 31,
                                         -------------------  ------------------
                                         Pro Forma    1999      1998      1997
                                         ---------------------------------------
                                            (unaudited)
                 ASSETS
Current Assets:
  Cash and cash equivalents............. $    --    $    --   $ 17,203  $    988
  Accounts receivable, less allowance
   for doubtful accounts of $2,572 in
   1999 (unaudited), $1,839 in 1998 and
   $1,993 in 1997.......................   50,868     50,868    39,044    44,430
  Inventories...........................   67,861     67,861    56,223    54,583
  Other assets..........................   12,893     12,893    10,241    10,566
                                         --------   --------  --------  --------
    Total current assets................  131,622    131,622   122,711   110,567
                                         --------   --------  --------  --------
Properties, net.........................  138,070    138,070   131,324   132,538
Goodwill, less accumulated amortization
 of $5,064 in 1999 (unaudited), $3,656
 in 1998 and $2,750 in 1997.............   37,454     37,454    11,839    11,951
Debt issuance costs.....................    5,000        --        --        --
Other assets............................   13,463     13,463    12,485     7,631
                                         --------   --------  --------  --------
    Total assets........................ $325,609   $320,609  $278,359  $262,687
                                         ========   ========  ========  ========
  LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
  Accounts payable...................... $ 14,836   $ 14,836  $ 10,837  $ 16,298
  Accrued salaries and vacation.........    9,781      9,781    11,794    11,884
  Taxes other than income...............    2,985      2,985     2,874     2,626
  Accrued expenses and other
   liabilities..........................   20,977     20,977     7,911     8,110
  Advances payable to Parent............      --       9,436       --        --
                                         --------   --------  --------  --------
    Total current liabilities...........   48,579     58,015    33,416    38,918
                                         --------   --------  --------  --------
Long-term debt payable to Parent........      --      50,000    50,000       --
Long-term debt..........................  205,000        --        --        --
Accrued postretirement benefits.........   15,327     15,327    15,327    14,994
Other long-term liabilities.............   13,180     13,180    13,791     5,620
                                         --------   --------  --------  --------
    Total liabilities...................  282,086    136,522   112,534    59,532
                                         --------   --------  --------  --------
Commitments and contingencies (note 11)
Shareholders' Equity:
  Common stock, 200,000 shares
   authorized, $50 par value per share
   (actual), 100,000,000 shares
   authorized, $.01 par value per share
   (pro forma); 200,000 shares issued
   and outstanding (actual), 7,120,614
   shares issued and outstanding (pro
   forma) ..............................       71     10,000    10,000    10,000
Paid-in capital.........................   42,145     75,060    75,060   124,983
Paid-in capital-warrants................    1,600      1,600       --        --
Retained earnings.......................      --      97,720    80,928    67,998
Other comprehensive income (loss).......     (293)      (293)     (163)      174
                                         --------   --------  --------  --------
    Total shareholders' equity..........   43,523    184,087   165,825   203,155
                                         --------   --------  --------  --------
    Total liabilities and shareholders'
     equity............................. $325,609   $320,609  $278,359  $262,687
                                         ========   ========  ========  ========

              See Notes to Consolidated Financial Statements

                                 COORSTEK, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                              (In thousands)

                              Nine Months Ended
                                September 30,      Year ended December 31,
                              ------------------  ----------------------------
                                1999      1998      1998      1997      1996
                              --------  --------  --------  --------  --------
                                 (unaudited)
Cash flows from operating
 activities:
 Net income.................. $ 16,792  $  8,746  $ 12,930  $ 26,989  $ 25,202
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Depreciation and
   amortization..............   17,587    14,933    19,977    18,664    16,159
  Asset impairment charges...      --     11,814    11,814       --        --
  Change in deferred income
   taxes.....................   (1,500)   (3,619)   (3,372)     (972)      805
  (Gain) loss on sale of
   properties................      558        98      (810)      303       975
  Change in current assets
   and current liabilities,
   net of effects from
   acquisitions:
   Accounts receivable.......   (6,171)    3,244     5,386    (5,842)      873
   Inventories...............   (2,850)   (1,437)   (1,640)   (3,657)   (5,022)
   Other assets..............      172       445       540    (1,044)    1,266
   Accounts payable..........    1,715    (2,930)   (5,460)    3,899    (4,863)
   Accrued expenses and other
    liabilities..............    9,190    10,530      (163)    1,853    (5,324)
  Change in deferred
   compensation..............     (780)      662     1,237    (1,204)    1,197
  Change in other............      (40)       (7)    2,076        19    (1,860)
                              --------  --------  --------  --------  --------
Net cash provided by
 operating activities........   34,673    42,479    42,515    39,008    29,408
Cash flows from investing
 activities:
 Additions to properties.....   (8,077)  (22,369)  (26,890)  (28,812)  (28,667)
 Acquisitions, net of cash
  acquired...................  (52,841)     (915)     (915)  (15,781)   (6,636)
 Proceeds from sale of
  properties.................      --        --      1,863        89       315
 Other.......................    1,033      (282)     (343)     (284)   (1,165)
                              --------  --------  --------  --------  --------
Net cash used in investing
 activities..................  (59,885)  (23,566)  (26,285)  (44,788)  (36,153)
Cash flows from financing
 activities, net of debt
 assumed in acquisitions:
 Net capital contributions
  from (to) Parent...........    8,009      (449)      (15)    5,829     7,097
                              --------  --------  --------  --------  --------
Net cash provided by (used
 in) financing activities....    8,009      (449)      (15)    5,829     7,097
Cash and cash equivalents:
 Net increase (decrease) in
  cash and cash equivalents..  (17,203)   18,464    16,215        49       352
 Balance at beginning of
  period.....................   17,203       988       988       939       587
                              --------  --------  --------  --------  --------
 Balance at end of period.... $    --   $ 19,452  $ 17,203  $    988  $    939
                              ========  ========  ========  ========  ========

                See Notes to Consolidated Financial Statements.

                                 COORSTEK, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

                              (In thousands)

                          Common  Paid-in   Paid-in Capital Retained
                           Stock  Capital      Warrants     Earnings  Other   Total
                          ------- --------  --------------- --------  -----  --------
Balance at December 31,
 1995...................  $10,000 $104,812      $  --       $16,023   $(454) $130,381
Net capital contribution
 from Parent............      --     7,495         --           --      --      7,495
Dividends paid to
 Parent.................      --       --          --          (216)    --       (216)
Net income..............      --       --          --        25,202     --     25,202
Cumulative translation
 adjustment.............      --       --          --           --      601       601
                          ------- --------      ------      -------   -----  --------
Balance at December 31,
 1996...................  $10,000 $112,307      $  --       $41,009   $ 147  $163,463
Net capital contribution
 from Parent............      --    12,676         --           --      --     12,676
Net income..............      --       --          --        26,989     --     26,989
Cumulative translation
 adjustment.............      --       --          --           --       27        27
                          ------- --------      ------      -------   -----  --------
Balance at December 31,
 1997...................  $10,000 $124,983      $  --       $67,998   $ 174  $203,155
Net capital distribution
 to Parent..............      --   (49,923)        --           --      --    (49,923)
Net income..............      --       --          --        12,930     --     12,930
Minimum pension
 liability adjustment...      --       --          --           --     (281)     (281)
Cumulative translation
 adjustment.............      --       --          --           --      (56)      (56)
                          ------- --------      ------      -------   -----  --------
Balance at December 31,
 1998...................  $10,000 $ 75,060      $  --       $80,928   $(163) $165,825
Net income (unaudited)..      --       --          --        16,792     --     16,792
Issuance of warrants
 (unaudited)............      --       --        1,600          --      --      1,600
Cumulative translation
 adjustment
 (unaudited)............      --       --          --           --     (130)     (130)
                          ------- --------      ------      -------   -----  --------
Balance at September 30,
 1999, (unaudited)......  $10,000 $ 75,060      $1,600      $97,720   $(293) $184,087
                          ======= ========      ======      =======   =====  ========


                See Notes to Consolidated Financial Statements.

                                 COORSTEK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. General Information

      The accompanying financial statements and notes are based on the separate historical financial statements of CoorsTek, Inc., which was formerly named Coors Porcelain Company and operated its business as Coors Ceramics Company (the "Company" or "CoorsTek"). During the periods presented, CoorsTek was a wholly owned subsidiary of ACX Technologies, Inc. ("ACX" or "Parent"). The Board of Directors of ACX has announced a plan to spin-off CoorsTek to existing ACX shareholders on or about December 31, 1999. This plan is contingent on certain requirements, most notably the pending ruling by the Internal Revenue Service of the transaction as a tax free distribution.

      Established in 1911, CoorsTek develops, manufactures and sells engineered solutions for a multitude of industrial and commercial applications that incorporate advanced materials such as technical ceramics, engineered plastics or precision machined metals into components, assemblies and systems.

Note 2. Summary of Significant Accounting Policies

      Basis of Presentation: The consolidated financial statements include the assets, liabilities, results of operations, cash flows and changes in shareholder's equity of CoorsTek and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. CoorsTek was a wholly-owned subsidiary of ACX for the periods presented. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, using management's best estimates and judgments when appropriate.

      The consolidated financial statements include allocations of certain charges from ACX for general management, legal, treasury, tax, internal audit, financial reporting, environmental affairs and other miscellaneous services. Management believes the charges are a reasonable estimate of the costs that would have been incurred by CoorsTek on a stand-alone basis.

      The financial information included herein may not necessarily reflect the consolidated financial position, results of operations, cash flows and changes in shareholder's equity of CoorsTek in the future or what they would have been had CoorsTek been a separate, stand-alone company during the periods presented.

      Parent Allocations: Selling, general and administrative expense for 1998, 1997 and 1996 includes allocation of $4.7 million, $5.0 million and $4.0 million, respectively of certain ACX corporate expenses for general management, legal, treasury, tax, internal audit, financial reporting and environmental services. Management believes the basis for allocating the foregoing allocations was reasonable but may not necessarily equal the costs that would have been or will be incurred by CoorsTek on a stand-alone basis. In determining the allocation of ACX corporate costs, CoorsTek performed a review of 1) the services performed by ACX, 2) headcount, facilities and sales comparisons and 3) management oversight provided to CoorsTek, as well as considering other factors.

      Long-term debt consists of intercompany debt transferred from ACX in 1998 at an annual interest rate of 8%. CoorsTek had no intercompany debt prior to 1998. Interest expense for the nine months ended September 30, 1999 and the year ended December 31, 1998 includes $3.0 million (unaudited) and $4.0 million paid to ACX on intercompany debt, respectively. Interest income (expense) includes ($0.6) million (unaudited) and $0.5 million (paid) earned from the participation in ACX's cash management system during the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. No interest income was earned from participation in ACX's cash

                                 COORSTEK, INC.

management during 1997 or 1996. If intercompany debt had been transferred from ACX in 1997 and 1996, the debt costs would have been approximately $4.0 million on debt of $50.0 million at an annual rate of 8%.

      Use of estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses reported for the periods presented. Actual results can differ from these estimates.

      Interim financial information: The financial information as of September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited but includes all adjustments that management considers necessary for a fair presentation of its financial position, results of operations, cash flows and changes in shareholder's equity. Results for the nine months ended September 30, 1999 are not necessarily indicative of results to be expected for the full fiscal year 1999 or for any future period.

      Pro Forma Financial Information: The pro forma balance sheet as of September 30, 1999 is unaudited but includes all pro forma adjustments that management considers necessary for a fair presentation of its financial position after the proposed spin off giving effect to the anticipated incurrence of debt and payment of a special dividend to the Parent (see subsequent event discussion). The pro forma balance sheet is not necessarily indicative of the financial position that would have been attained had the spin off occurred on September 30, 1999.

      Revenue recognition: Revenues are recognized when finished products are shipped to customers or services have been rendered.

      Inventories: Inventories are stated at the lower-of-cost or market. Cost is determined by the first-in, first-out (FIFO) method. The classification of inventories, in thousands, was as follows:

                                                                 December 31,
                                                 September 30, -----------------
                                                     1999        1998     1997
                                                 ------------- -------- --------
                                                  (unaudited)
   Finished.....................................   $ 26,889    $ 21,890 $ 19,106
   In process...................................     25,979      22,049   23,299
   Raw materials................................     14,993      12,284   12,178
                                                   --------    -------- --------
     Total inventories..........................   $ 67,861    $ 56,223 $ 54,583
                                                   ========    ======== ========

      Properties: Land, buildings and equipment are stated at cost. For financial reporting purposes, depreciation is recorded principally on a straight-line method over the estimated useful lives of the asset as follows:

   Buildings and improvements...........  10 to 30 years
   Machinery and equipment..............  3 to 30 years
   Leasehold improvements...............  The shorter of the useful life, lease term or 20 years
   Goodwill.............................  The shorter of the useful life or 20 years

                                 COORSTEK, INC.

      The cost of properties and related accumulated depreciation, in thousands, consisted of the following:

                                                              December 31,
                                             September 30, --------------------
                                                 1999        1998       1997
                                             ------------- ---------  ---------
                                              (unaudited)
   Land and improvements....................   $   7,339   $   6,401  $   6,401
   Buildings................................      74,140      65,739     64,052
   Machinery and equipment..................     229,681     197,513    185,373
   Construction in progress.................       9,374      12,178     11,729
                                               ---------   ---------  ---------
                                                 320,534     281,831    267,555
   Less: accumulated depreciation...........    (182,464)   (150,507)  (135,017)
                                               ---------   ---------  ---------
     Net properties.........................   $ 138,070   $ 131,324  $ 132,538
                                               =========   =========  =========

      Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred.

      In early 1998, CoorsTek changed the estimated depreciable lives for certain long-lived assets based on the actual lives exhibited for similar assets. The effect of this change positively impacted earnings before interest and taxes by approximately $2.0 million in 1998.

      Impairment of Long-Lived Assets and Identifiable Intangibles: CoorsTek periodically reviews long-lived assets, identifiable intangibles and goodwill for impairment whenever events or changes in business conditions indicate the carrying amount of the assets may not be fully recoverable. Measurement of the impairment loss is based on fair value of the asset, which is generally determined by the discounting of future estimated cash flows. See Note 4.

      Cash and Cash Equivalents: CoorsTek defines cash equivalents as highly liquid investments with original maturities of 90 days or less. The carrying value of CoorsTek's cash equivalents approximates their fair market value.

      Miscellaneous-net: Certain royalty and building rental revenues are included in "Miscellaneous-net" in the Consolidated Statement of Income.

      Earnings per share: On or about January 1, 2000, CoorsTek will issue approximately 7,120,614 shares of common stock based on a conversion ratio of one CoorsTek share for every four outstanding shares of ACX common stock based on the number of shares of ACX stock outstanding on September 30, 1999.

      Unaudited basic and diluted net earnings per common share have been computed by dividing the net earnings for each period presented by the number of common shares of ACX outstanding during the periods presented as adjusted for the conversion ratio described above. All ACX common stock equivalents were considered for purposes of determining dilutive shares outstanding.

      Environmental Expenditures: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

                                 COORSTEK, INC.

      Hedging Transactions: CoorsTek from time to time engages in hedging activities against fluctuations in foreign currency prices. These activities are immaterial to CoorsTek and are expected to remain so in the future.

      Subsequent Event: CoorsTek anticipates issuing debt and paying $200 million of the proceeds to ACX for settlement of intercompany obligations and payment of a special dividend. CoorsTek plans to issue debt of $270 million consisting of a $95 million short-term revolver, Senior Term A debt of $85 million and Senior Term B debt of $90 million. The revolver will have an unused commitment of $65 million and will initially bear interest at LIBOR plus 2% with a maturity of five years. The Senior Term A debt will initially bear interest at LIBOR plus 2% and mature in five years. The Senior Term B debt will initially bear interest at LIBOR plus 2.75% and mature in seven years. The interest spread for the three debt instruments will vary in future periods based upon performance pricing criteria.

      Adoption of New Accounting Standards: Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities was issued in June 1998. This statement requires the recognition of all derivatives as either assets or liabilities at fair value in the statement of financial position. This statement is effective for the year ending December 31, 2000 and is not expected to have a material effect on CoorsTek's financial statements.

Note 3. Operating Leases

      CoorsTek has leases for a variety of equipment and facilities that expire in various years. Future minimum lease payments, in thousands, required as of December 31, 1998, under non-cancelable operating leases with terms exceeding one year, are as follows:

   1999.................................................................. $1,435
   2000..................................................................  1,068
   2001..................................................................    579
   2002..................................................................    443
   2003 and thereafter...................................................    337
                                                                          ------
     Total............................................................... $3,862
                                                                          ======

      Operating lease rentals for warehouse, production, office facilities and equipment amounted to $1.5 million for the nine months ended September 30, 1999 (unaudited) and $0.9 million, $1.2 million and $2.3 million for the years ended December 1998, 1997 and 1996, respectively.

Note 4. Asset Impairment Charges

      During 1998, CoorsTek recorded $11.8 million in asset impairment charges. A $6.2 million charge was taken in March of 1998 in conjunction with the cancellation of the C-4 technology agreement with IBM. Changes in the market for C-4 applications extended the time frame for achieving commercial sales beyond original expectations. This lack of near term commercial sales opportunities, combined with increasing overhead costs, prompted CoorsTek to negotiate termination of the agreement with IBM. Consequently, CoorsTek wrote off the long-lived assets associated with this project. As a result of strong offshore competition in the electronic package market, CoorsTek recorded an additional $5.6 million asset impairment charge in September of 1998 at the Chattanooga, Tennessee operation. A review of estimated undiscounted future cash flows indicated the carrying

                                 COORSTEK, INC.

amount of property, plant and equipment at Chattanooga may not be recoverable. Accordingly, the assets were written down to fair value calculated under the asset held for use model.

Note 5. Income Taxes

      CoorsTek and its U.S. subsidiaries file consolidated Federal and Colorado state income tax returns with ACX. In addition, CoorsTek files state income tax returns in various other states. The Federal income tax sharing agreement with ACX that is currently being negotiated substantially approximates a Federal income tax provision and liability as if CoorsTek was filing on a separate income tax return basis. Liabilities for Federal and Colorado state income taxes are payable to ACX. CoorsTek directly pays to all other states in which it files a state tax return. CoorsTek's foreign subsidiaries file separate returns with the applicable taxing authority.

      The components of income before income taxes, in thousands, for the years ended December 31 were:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Domestic......................................... $ 20,319 $ 42,933 $ 39,201
   Foreign..........................................      293      248      997
                                                     -------- -------- --------
     Total income before taxes...................... $ 20,612 $ 43,181 $ 40,198
                                                     ======== ======== ========

      The provision for income taxes, in thousands, for the years ended December 31, included the following:

                                                     1998      1997      1996
                                                    -------  --------  --------
   Current provision:
     Federal....................................... $ 9,209  $ 14,889  $ 12,086
     State.........................................   1,764     2,122     1,762
     Foreign.......................................      81       153       343
                                                    -------  --------  --------
       Total current tax expense...................  11,054    17,164    14,191
                                                    -------  --------  --------
   Deferred provision:
     Federal.......................................  (3,014)     (898)      785
     State.........................................    (358)      (74)       20
                                                    -------  --------  --------
       Total deferred tax expense (benefit)........  (3,372)     (972)      805
                                                    -------  --------  --------
       Total income tax expense.................... $ 7,682  $ 16,192  $ 14,996
                                                    =======  ========  ========

                                 COORSTEK, INC.

      Temporary differences which give rise to a significant portion of deferred tax assets and liabilities, in thousands, at December 31, are as follows:

                                                                1998     1997
                                                               -------  -------
   Deferred tax asset arising from:
     Depreciation and other property related.................. $ 2,517  $ 2,885
     Pension and employee benefits............................  12,181   10,159
     Inventory................................................   2,205    1,672
     All other................................................   3,223    1,890
     Valuation allowance......................................  (3,386)  (3,657)
                                                               -------  -------
       Gross deferred tax assets..............................  16,740   12,949
                                                               -------  -------
   Deferred tax liabilities arising from:
     Depreciation and other property related..................   7,325    6,462
     Interest.................................................     --       411
     Pension and employee benefits............................     --       159
     All other................................................     157       31
                                                               -------  -------
       Gross deferred tax liabilities.........................   7,482    7,063
                                                               -------  -------
   Net deferred tax asset..................................... $ 9,258  $ 5,886
                                                               =======  =======

      The principal differences between the effective income tax rate and the U.S. statutory federal income tax rate at December 31, were as follows:

                            1998   1997   1996
                            ----   ----   ----
   Expected tax rate....... 35.0 % 35.0 % 35.0 %
   State income taxes (net
    of federal benefit)....  4.9 %  3.5 %  3.5 %
   Research tax credits.... (2.2)% (1.3)% (0.7)%
   Non-taxable income and
    expenses............... (1.0)% (0.1)%  0.0 %
   Foreign tax expense.....  0.1 %  0.0 % (0.8)%
   Other--net..............  0.5 %  0.4 %  0.3 %
                            ----   ----   ----
   Effective tax rate...... 37.3 % 37.5 % 37.3 %
                            ====   ====   ====

      The Internal Revenue Service (IRS) has completed its examination of ACX's Federal income tax returns through 1995. The IRS will begin reviewing the Federal income tax returns for 1996 through 1998 during 1999. In the opinion of management, adequate accruals have been provided for all income tax matters and related interest.

      CoorsTek has not provided for U.S. or additional foreign taxes on $5.4 million of undistributed earnings of its foreign subsidiaries. These undistributed earnings are considered to be reinvested indefinitely. If such earnings were repatriated, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability.

      ACX, CoorsTek and their respective subsidiaries will execute a Tax Sharing Agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of Federal, state and other taxes relating to the CoorsTek business for tax years prior to the spin-off and with respect to certain tax attributes of CoorsTek after the spin-off. In general, ACX will be responsible for filing consolidated Federal and combined or consolidated state tax returns and paying the associated taxes for periods through the date of the spin-off (the "Distribution Date"). CoorsTek will reimburse ACX for the

                                 COORSTEK, INC.

portion of such taxes relating to the CoorsTek business. CoorsTek is responsible for filing returns and paying taxes related to the CoorsTek business for periods beginning on or after the Distribution Date. ACX and CoorsTek will agree to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters. ACX and CoorsTek will be responsible for their own taxes other than those described above.

      The Tax Sharing Agreement is designed to preserve the status of the spin-off as a tax-free distribution. CoorsTek has agreed that it will refrain from engaging in certain transactions during the two-year period following the spin-off unless it first provides ACX with a ruling from the Internal Revenue Service or an opinion of tax counsel acceptable to ACX that the transaction will not adversely affect the tax-free nature of the spin-off. The transactions subject to these restrictions, which are not expected to materially affect CoorsTek's operating flexibility, consist of liquidations, mergers or consolidations of CoorsTek, redemptions by CoorsTek of certain amounts of its stock, sales of assets out of the ordinary course of business, discontinuance of certain businesses and certain issuances of CoorsTek's common stock. In addition, CoorsTek will agree to indemnify ACX against any tax liability or other expense it may incur if the spin-off is determined to be taxable as a result of CoorsTek's breach of any covenant or representation contained in the Tax Sharing Agreement or CoorsTek's action in effecting such transactions. By its terms, the Tax Sharing Agreement will terminate when the statutes of limitations under applicable tax laws expire.

Note 6. Stock Compensation

      ACX has an equity incentive plan that provides for the granting of nonqualified stock options and incentive stock options to certain key employees of its subsidiaries that eligible CoorsTek employees participate in. The equity incentive plan also provides for the granting of restricted stock, bonus shares, stock units and offers to officers of ACX and its subsidiaries to purchase stock. Generally, options outstanding under ACX's equity incentive plan are subject to the following terms: (1) the exercise price of a stock option is generally equal to the fair market value of ACX's common stock on the date of grant; (2) ratable vesting over either a three-or four-year service period; and (3) maximum term of ten years from the date of grant.

      There are currently approximately 1,009,000 and 998,000 vested and unvested ACX options, respectively, held by current CoorsTek employees and ACX employees who will be transferred to CoorsTek upon the spin-off. The exercise price for these shares ranges from $10.14 to $27.06. CoorsTek will grant substituted options for outstanding vested and unvested ACX options. It is currently not known how many substituted CoorsTek options will be granted or what the range of the exercise prices will be. The number of options granted and the corresponding exercise prices will be based on the respective ACX and CoorsTek stock prices pre and post spin. CoorsTek does not anticipate incurring any compensation charges as 1) the aggregate intrinsic value of the options immediately subsequent to the spin off will not exceed the aggregate intrinsic value of the options immediately prior to the spin off, 2) the ratio of the exercise price per option to the market value per share will not be reduced and
3) the vesting provisions and option period of the original grant will remain the same.

      Pro forma information: CoorsTek applies the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock options granted to CoorsTek employees. Accordingly, no compensation expense has been recognized for the issuance of employee stock options as the exercise price of the options equaled or exceeded the fair market value of the ACX stock at the time of grant.

                                 COORSTEK, INC.

      Pro forma net earnings and earnings per share information, as required by SFAS No. 123 "Accounting for Stock-Based Compensation" has been determined as if ACX had accounted for employee stock options grants to CoorsTek employees under SFAS No. 123's fair value method. The fair value of these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions: (1) dividend yield of 0%; (2) expected volatility of 28.1% in 1998, 23.2% in 1997, and 22.6% in 1996; (3) risk-free interest rate ranging from 4.8% to 5.0% in 1998, 5.4% to 5.5% in 1997 and 6.1% to 6.4% in 1996; and (4) expected life of 3 to 7.36 years in 1998, 3 to 6.23 years in 1997 and 3 to 6.37 years in 1996. The weighted average per share fair value of options granted during 1998, 1997, and 1996 was $22.16, $21.26 and $15.17, respectively.

      The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 would have been to reduce CoorsTek's reported net earnings by $0.7 million in 1998, $0.3 million in 1997 and $0.6 million in 1996. Had compensation expense been recorded by CoorsTek in accordance with SFAS No. 123, the effect would be to reduce unaudited pro forma diluted net earnings per share to $1.68 in 1998, $3.68 in 1997 and $3.44 in 1996.

Note 7. Retirement and Other Postretirement Benefit Plans

      Pension Plan: CoorsTek participates with ACX in a defined benefit retirement plan for substantially all of CoorsTek's employees. The Parent manages the plan including plan assets which consist primarily of equity and interest-bearing investments. Benefits are based on years of service and average base compensation levels over a period of years. The Parent's funding policy is to contribute annually not less than the ERISA minimum funding standards nor more than the maximum amount that can be deducted for Federal income tax purposes.

      Retiree Medical Plan: In addition to receiving pension benefits, CoorsTek employees may participate in ACX's medical plan which provides health care and life insurance benefits to eligible retirees and their dependents. Eligible employees may receive these benefits after reaching age 55 with 10 years of service. Prior to reaching age 65, eligible retirees may receive certain health care benefits substantially similar to those available to active employees. The amount the retiree pays is based on age and service at the time of retirement. These plans are not funded.

      401(k) Plan: Eligible employees of CoorsTek may participate in CoorsTek's 401(k) plan in which employees can contribute up to 18% of annual eligible compensation subject to certain regulatory and plan limitations. CoorsTek matches contributions by employees up to 1% of the employee's compensation. CoorsTek's expense related to the 401(k) match was $0.7 million each for 1998 and 1997 and $0.6 million in 1996.

      CoorsTek will establish separate defined benefit retirement and retiree medical plans for its current and former employees. An allocable share of the defined benefit plan assets and pension obligations will be transferred from the ACX retirement plan to the CoorsTek retirement plan. This allocation will be based on the requirements of the applicable regulatory body at the date of the spin-off. Included in the December 31, 1998 and 1997 balance sheets of CoorsTek are estimates of assets and pension obligations to be transferred to CoorsTek. Actual amounts to be transferred will be measured at the spin date and will likely be different from these estimates.

                                 COORSTEK, INC.

      The following tables set forth the estimated change in benefit obligation, change in plan assets, funded status, net periodic benefit cost and other information applicable to the CoorsTek defined benefit and retiree medical plans. This information is based on the estimated allocations of the respective plan assets and liabilities as described above. The actual results could differ from these estimates. All information, except interest rates, is in thousands.

                                        Pension Benefits     Other Benefits
                                        ------------------  ------------------
                                          1998      1997      1998      1997
                                        --------  --------  --------  --------
Change in benefit obligation
  Benefit obligation at beginning of
   year...............................  $ 90,267  $ 82,605  $ 12,357  $ 11,570
  Service Cost........................     2,290     1,968       338       248
  Interest Cost.......................     6,439     4,470       892       763
  Actuarial loss (gain)...............     1,890     3,986        (3)      258
  Benefits Paid.......................    (3,071)   (2,762)     (422)     (482)
                                        --------  --------  --------  --------
  Benefit obligation at end of year...    97,815    90,267    13,162    12,357
                                        --------  --------  --------  --------
Change in plan assets
  Fair value of plan assets at
   beginning of year..................    79,404    68,601       --        --
  Actual return on plan assets........       630    13,212       --        --
  Acquisitions........................       --        --        --        --
  Company contributions...............       --        353       --        --
  Benefits paid.......................    (2,805)   (2,762)      --        --
                                        --------  --------  --------  --------
  Fair value of plan assets at end of
   year...............................    77,229    79,404       --        --
                                        --------  --------  --------  --------
Funded status.........................   (20,586)  (10,863)  (13,162)  (12,357)
Unrecognized actuarial loss (gain)....    11,794     2,046    (1,929)   (2,407)
Unrecognized prior service cost.......     4,070     3,810      (793)     (991)
                                        --------  --------  --------  --------
Accrued benefit cost..................   $(4,722)  $(5,007) $(15,884) $(15,755)
                                        ========  ========  ========  ========
Amounts recognized in the Consolidated
 Balance Sheet consist of:
  Accrued benefit liability...........   $(9,738)  $(5,007) $(15,884) $(15,755)
  Intangible asset....................     4,568       --        --        --
  Accumulated other comprehensive
   income.............................       448       --        --        --
                                        --------  --------  --------  --------
  Net amount recognized...............   $(4,722)  $(5,007) $(15,884) $(15,755)
                                        ========  ========  ========  ========
Weighted average assumptions at year
 end:
  Discount rate.......................      6.80%     7.25%     6.80%     7.25%
  Expected return on plan assets......      9.75%     9.75%
  Rate of compensation increase.......      4.30%     4.75%

      It is the Parent's policy to amortize unrecognized gains and losses in excess of 10% of the larger of plan assets and the projected benefit obligation
(PBO) over the expected service of active employees (12-15 years). However, in cases where the accrued benefit liability exceeds the actual unfunded liability by more than 20% of the PBO, the amortization is reduced to 5 years.

      For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease by 0.5% per annum to 4.25% and remain at that level thereafter.

                                 COORSTEK, INC.

                                 Pension Benefits          Other Benefits
                              -------------------------  --------------------
                               1998     1997     1996    1998   1997    1996
                              -------  -------  -------  -----  -----  ------
Components of net periodic
 benefit cost
  Service cost............... $ 2,290  $ 1,968  $ 1,815  $ 338  $ 248  $  495
  Interest cost..............   6,439    4,470    3,605    892    763     807
  Expected return on plan
   assets....................    (843)  (8,595)  (6,132)   --     --      --
  Amortization of prior
   service costs.............     651      306      150   (198)  (104)   (199)
  Recognized actuarial loss
   (gain)....................  (6,082)   4,879    3,436   (481)   (90)    (38)
                              -------  -------  -------  -----  -----  ------
  Net periodic benefit cost.. $ 2,455  $ 3,028  $ 2,874  $ 551  $ 817  $1,065
                              =======  =======  =======  =====  =====  ======

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                            1% Point 1% Point
                                                            Increase Decrease
                                                            -------- --------
   Effect on total of services and interest cost
    components.............................................   297      276
   Effect on postretirement benefit obligation.............   903      849

Note 8: Supplemental Cash Flow Information:

                                    Nine months ended
                                    September 30, 1999  1998    1997    1996
                                    ------------------ ------- ------- -------
                                       (unaudited)
   Total interest costs............       $3,693       $ 4,125 $   224 $   217
   Interest capitalized............          --            --      114      35
   Interest expensed...............        3,693         4,125     110     182
   Interest paid (primarily to
    Parent)........................        3,000         4,000      24     145
   Income taxes paid (primarily to
    Parent)........................       $  966       $11,882 $16,950 $18,390

      Non-Cash Investing Activities: See description of non-cash investing activities with ACX in Note 10.

      Interest costs for the nine months ended September 30, 1999 and the year ended December 31, 1998 includes $3.0 million (unaudited) and $4.0 million paid to ACX on intercompany debt, respectively.

Note 9. Acquisitions

      In March 1999, CoorsTek acquired the net assets of Precision Technologies for approximately $22.0 million in cash and 300,000 warrants to receive shares of the Parent's common stock at an exercise price equal to the fair market value at the date of close. These warrants will be converted into warrants to purchase shares of CoorsTek common stock after the spin-off. These warrants vest only upon the achievement of certain revenue goals within three years. The warrants have been recorded as an increase in the purchase price at their estimated fair value on the date of acquisition using the Black-Scholes pricing model. The acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $21.1 million is being amortized over 20 years. Precision Technologies, located in Livermore, California, manufactures precision-machined parts for the semiconductor, medical, and aircraft industries.

                                 COORSTEK, INC.

      In March 1999, CoorsTek acquired all of the outstanding shares of Edwards Enterprises for approximately $18.0 million. The acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $4.2 million is being amortized over 20 years. Edwards Enterprises, located in Newark, California, manufactures precision-machined parts for the semiconductor industry.

      In May of 1998, CoorsTek acquired the assets of Pulsation Equipment for $0.9 million. The acquisition was accounted for under the purchase method of accounting and goodwill of $0.8 million is being amortized over 15 years on a straight line basis.

      On August 1, 1997, CoorsTek acquired the assets of Tetrafluor, Inc., based in El Segundo, California for $15.8 million. Tetrafluor manufactures Teflon fluoropolymer sealing systems and components for use in aerospace, industrial and transportation industries. The acquisition was accounted for under the purchase method of accounting, and Tetrafluor's results of operations are included in CoorsTek's consolidated financial statements from the date of acquisition. The purchase price was allocated to the net assets acquired based upon their estimated fair value. Goodwill for Tetrafluor was $10.7 million and is being amortized over 15 years on a straight-line basis.

      During 1996, CoorsTek purchased the operating assets of H.B. Company, Inc., a manufacturer of oilfield pump components based in Oklahoma City, Oklahoma. The acquisition was accounted for under the purchase method of accounting, and CoorsTek's results of operations for 1996 include the results of the acquisition since March 19, 1996. The purchase price was $6.6 million and was allocated to the net assets acquired based upon their estimated fair market value. Goodwill of $1.4 million is being amortized over 15 years on a straight-line basis.

Note 10. Related Party Transactions

      Beginning on December 28, 1992, Adolph Coors Company (ACCo) had no ownership interest in CoorsTek. However, certain Coors family trusts have significant interests in both ACX and ACCo. Transactions with ACCo were immaterial for 1998, 1997 and 1996.

      Since the formation of ACX, CoorsTek has engaged in several related party transactions with ACX and its subsidiaries. These include, but are not limited to, participation in ACX's cash management system (see Note 2), benefiting from administrative services provided by ACX (see Note 2), intercompany debt allocations (see Note 2), payments of dividends, miscellaneous asset and liability transfers between the entities as well as miscellaneous capital contributions of other forms between the entities. The average amount due to ACX, during the nine months ended September 30, 1999 was $70.3 million (unaudited). The average amount due to ACX for the years ended December 31, 1998 and 1997 was $45.8 million and $0, respectively. At September 30, 1999, the Company owed ACX $59.4 million (unaudited). At December 31, 1998 and 1997, the Company owed ACX $50.0 million and $0, respectively.

                                 COORSTEK, INC.

      Dividends paid to ACX totaled $0, $38,000 and ($216,000) in 1998, 1997 and 1996, respectively. Net capital contributions from ACX, in thousands, for the year ended December 31, consisted of:

                                                     1998       1997     1996
                                                   ---------  --------  -------
   Assets transferred from ACX.................... $      13  $  6,846  $   630
   Bonuses paid in common stock of ACX............        79       177      747
   Transfer of liability to ACX...................       --       (176)    (979)
   Transfer of long-term debt from ACX............   (50,000)      --       --
   Capital contribution to ACX....................       (15)      --       --
   Capital contribution from ACX..................       --      5,829    7,097
                                                   ---------  --------  -------
     Total net capital contributions.............. $ (49,923) $ 12,676  $ 7,495
                                                   =========  ========  =======

Note 11. Commitments and Contingencies

      CoorsTek is self-insured for certain insurable risks consisting primarily of employee health insurance programs and workers compensation. Certain stop-loss and excess insurance policies are also maintained to reduce overall risk. In addition, CoorsTek maintains insurance policies to protect against loss related to property, business interruption and general liability risks.

      CoorsTek is named as a defendant in various actions and proceedings arising in the normal course of business, including claims by current or former employees relating to employment or termination. Although the eventual outcome of the various lawsuits cannot be predicted, it is management's opinion that these suits will not result in liabilities to such extent that they would materially affect CoorsTek's financial position or results of operations.

      CoorsTek has received a demand for payment arising out of contamination of a semiconductor manufacturing facility formerly owned by a subsidiary of CoorsTek, Coors Components, Inc. ("CCI"). Colorado State environmental authorities are seeking clean up of soil and ground water contamination from a subsequent owner. The contamination is believed to have occurred prior to CoorsTek's ownership of CCI and there are possible off site sources of contamination. CCI was sold in November, 1987. Although CoorsTek does not believe it is responsible for the contamination or the cleanup, the parties agreed to a remediation plan. CoorsTek will manage the remediation and is responsible to pay from 10% to 15 % of the remediation costs in excess of $500,000. However, the remediation costs to date are below $500,000 and management does not expect costs to exceed this amount.

      CoorsTek has received a Unilateral Administration Order issued by the EPA relating to the Rocky Flats Industrial Park Site, (RFIP) and is participating with the RFIP Group to perform an Engineering Evaluation/Cost Analysis on the property. There is no estimate of potential clean up costs, but management does not believe it will be material.

      Some of CoorsTek's subsidiaries have been notified that they may be potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or similar state laws with respect to the remediation of certain sites where hazardous substances have been released into the environment. CoorsTek cannot predict with certainty the total costs of remediation, its share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the remediation or the availability of insurance. However, based on investigations to date, CoorsTek believes that any liability with respect to these sites would not be material to the financial condition and results of operations of CoorsTek, without

                                 COORSTEK, INC.

consideration for insurance recoveries. There can be no certainty, however, that CoorsTek will not be named as a PRP at additional sites or be subject to other environmental matters in the future or that the costs associated with those additional sites or matters would not be material.

      CoorsTek is a guarantor on industrial development bonds of CCI, a former subsidiary that was sold in November 1987. The buyer of CCI assumed the liability at the time of purchase. The terms require annual principal and interest payments and a balloon payment of $2.2 million in May 2000. In the event of default by the buyer, CoorsTek would assume the liability. The buyer has made all payments to date in a timely manner and management does not believe CoorsTek is at risk for payment of the bonds as of December 31, 1998. The outstanding balance as of December 31, 1998, 1997 and 1996 was $2.4 million, $3.0 million and $3.1 million, respectively.

Note 12. Segment Information

      Prior to 1999, the Company operated as a single segment that consisted primarily of industrial ceramic products. In 1999, the Company acquired Edwards Enterprises and Precision Technologies (see Note 9). These companies manufacture precision-machined parts primarily for the semiconductor industry. As a result of acquiring these companies and the resultant significance of the semiconductor market to the Company, the Company changed its internal reporting to track two segments separately: semiconductor products and industrial ceramics products. The semiconductor products segment produces both ceramic and non-ceramic products that are used in the semiconductor industry. The industrial ceramics products segment produces primarily ceramic products that are used in non-semiconductor industries.

      The accounting policies of the segments are the same as those described in Note 2 and there are generally no intersegment transactions. The Company evaluates the performance of its segments and allocates resources to them based primarily on gross margin.

      The table below summarizes information about reportable segments, in thousands, as of and for the nine months ended September 30 (unaudited):

                                                       Depreciation
                                        Net     Gross      and        Capital
                                       Sales   Margin  Amortization Expenditures
                                      -------- ------- ------------ ------------
1999
Semiconductor........................ $ 73,986 $20,559   $ 3,682      $ 1,504
Industrial ceramics..................  192,950  45,922    13,905        6,573
                                      -------- -------   -------      -------
  Consolidated total................. $266,936 $66,481   $17,587      $ 8,077
                                      ======== =======   =======      =======
1998
Semiconductor........................ $ 11,898 $ 3,874   $   956      $   970
Industrial ceramics..................  218,492  53,225    13,977       21,399
                                      -------- -------   -------      -------
  Consolidated total................. $230,390 $57,099   $14,933      $22,369
                                      ======== =======   =======      =======

      The depreciation and amortization for the semiconductor segment for the periods ended September 30, 1999 and 1998 includes $702 and $0, respectively, of goodwill amortization that is included in selling, general and administrative expense. The depreciation and amortization for the industrial ceramics segment for the periods ended September 30, 1999 and 1998 includes $691 and $679, respectively, of goodwill amortization that is included in selling, general and administrative expense.

                                 COORSTEK, INC.

      The table below summarizes information about reportable segments, in thousands, as of and for the years ended December 31:

                                              Depreciation
                               Net     Gross      and                 Capital
                              Sales   Margin  Amortization  Assets  Expenditures
                             -------- ------- ------------ -------- ------------
1998
Semiconductor............... $ 17,061 $ 4,976   $ 1,337    $ 20,626   $ 1,015
Industrial ceramics.........  279,553  68,732    18,640     257,733    25,875
                             -------- -------   -------    --------   -------
  Consolidated total........ $296,614 $73,708   $19,977    $278,359   $26,890
                             ======== =======   =======    ========   =======
1997
Semiconductor............... $ 19,199 $ 6,928   $ 1,527    $ 19,279   $ 1,032
Industrial ceramics.........  285,625  78,075    17,137     243,408    27,780
                             -------- -------   -------    --------   -------
  Consolidated total........ $304,824 $85,003   $18,664    $262,687   $28,812
                             ======== =======   =======    ========   =======
1996
Semiconductor............... $ 19,500 $ 8,443   $   807    $ 17,942   $ 4,146
Industrial ceramics.........  256,852  67,689    15,352     198,693    24,521
                             -------- -------   -------    --------   -------
  Consolidated total........ $276,352 $76,132   $16,159    $216,635   $28,667
                             ======== =======   =======    ========   =======

      Depreciation and amortization for the industrial ceramics segment includes $912, $438 and $93 of goodwill amortization for the years ended December 31, 1998, 1997 and 1996, respectively. This amortization expense is included in selling, general and administrative expense. There was no goodwill amortization included in depreciation and amortization for the semiconductor segment for the years ended December 31, 1998, 1997 and 1996.

      Information related to CoorsTek's operations by geographic area is presented below:

      Revenue from unaffiliated customers, in thousands:

                                                          December 31,
                                                   ----------------------------
                                                     1998      1997      1996
                                                   --------  --------  --------
   United States.................................. $224,295  $224,272  $193,061
   Europe.........................................   39,338    41,815    39,109
   Asia...........................................   19,975    23,497    23,512
   Canada.........................................    8,446     8,886     7,614
   Other Foreign..................................    6,696     8,161    14,128
   Less: discounts and allowances.................   (2,136)   (1,807)   (1,072)
                                                   --------  --------  --------
     Total........................................ $296,614  $304,824  $276,352
                                                   ========  ========  ========

      Long-lived assets, in thousands:
                                                          December 31,
                                                   ----------------------------
                                                     1998      1997      1996
                                                   --------  --------  --------
   United States.................................. $151,630  $155,712  $126,687
   Europe.........................................    3,486     3,101     2,978
   Canada.........................................        6        84        72
                                                   --------  --------  --------
     Total........................................ $155,122  $158,897  $129,737
                                                   ========  ========  ========

                                 COORSTEK, INC.

      Long-lived assets consist primarily of net property, plant and equipment, goodwill and cash surrender values on certain insurance policies.

Note 13. Quarterly Financial Information (unaudited)

      The following summarizes selected quarterly financial information, in thousands, for each of the two years in the period ended December 31, 1998.

                                  First   Second    Third   Fourth     Year
                                 -------  -------  -------  -------  --------
1998
Net sales....................... $80,945  $79,422  $70,023  $66,224  $296,614
Cost of goods sold..............  60,241   59,258   53,792   49,615   222,906
                                 -------  -------  -------  -------  --------
Gross profit....................  20,704   20,164   16,231   16,609    73,708
Selling, general &
 administrative.................  10,076    9,762    8,690    9,230    37,758
Asset impairment charges........   6,232      --     5,582      --     11,814
                                 -------  -------  -------  -------  --------
Operating income................   4,396   10,402    1,959    7,379    24,136
Other income (expense):
  Interest expense, net.........  (1,055)    (984)    (855)    (630)   (3,524)
                                 -------  -------  -------  -------  --------
Income before income taxes......   3,341    9,418    1,104    6,749    20,612
Income tax expense..............   1,229    3,485      403    2,565     7,682
                                 -------  -------  -------  -------  --------
Net income...................... $ 2,112  $ 5,933  $   701  $ 4,184  $ 12,930
                                 =======  =======  =======  =======  ========
Net income per basic share...... $  0.29  $  0.83  $  0.10  $  0.59  $   1.81
                                 =======  =======  =======  =======  ========
Weighted average shares
 outstanding--basic.............   7,106    7,138    7,145    7,115     7,126
                                 =======  =======  =======  =======  ========
Net income per diluted share.... $  0.29  $  0.81  $  0.10  $  0.58  $   1.78
                                 =======  =======  =======  =======  ========
Weighted average shares
 outstanding--diluted...........   7,284    7,306    7,255    7,186     7,258
                                 =======  =======  =======  =======  ========
1997
Net sales....................... $71,416  $75,011  $79,329  $79,068  $304,824
Cost of goods sold..............  50,444   52,871   58,126   58,380   219,821
                                 -------  -------  -------  -------  --------
Gross profit....................  20,972   22,140   21,203   20,688    85,003
Selling, general &
 administrative.................  10,774   10,601    9,999   10,380    41,754
                                 -------  -------  -------  -------  --------
Operating income................  10,198   11,539   11,204   10,308    43,249
Other income (expense):
  Interest income (expense).....      (4)      (1)     (12)     (11)      (28)
  Miscellaneous--net............      20       12      (36)     (36)      (40)
                                 -------  -------  -------  -------  --------
Income before income taxes......  10,214   11,550   11,156   10,261    43,181
Income tax expense..............   3,829    4,334    4,184    3,845    16,192
                                 -------  -------  -------  -------  --------
Net income...................... $ 6,385  $ 7,216  $ 6,972  $ 6,416  $ 26,989
                                 =======  =======  =======  =======  ========
Net income per basic share...... $  0.91  $  1.03  $  0.99  $  0.91  $   3.84
                                 =======  =======  =======  =======  ========
Weighted average shares
 outstanding--basic.............   6,991    7,002    7,045    7,079     7,030
                                 =======  =======  =======  =======  ========
Net income per diluted share.... $  0.89  $  1.01  $  0.96  $  0.88  $   3.74
                                 =======  =======  =======  =======  ========
Weighted average shares
 outstanding--diluted...........   7,150    7,176    7,262    7,294     7,221
                                 =======  =======  =======  =======  ========

                                  SCHEDULE II

      Allowance for doubtful receivables (deducted from accounts receivable)

                                  Additions
                Balance at     charged to costs                  Balance at end
             beginning of year   and expenses   Other Deductions    of year
             ----------------- ---------------- ----- ---------- --------------
1996........      $1,608              301         19     (646)       $1,282
1997........      $1,282            1,079         60     (428)       $1,993
1998........      $1,993              547         (5)    (696)       $1,839

Index to Exhibits

 Exhibit
 Number  Document Description
 ------- --------------------
  2      Distribution Agreement
  3.1    Form of Certificate of Incorporation of Registrant+
  3.2    Form of Bylaws of Registrant+
 10.1    Description of Officers' Life Insurance Program*
 10.2    Form of CoorsTek, Inc. Stock Option and Incentive Plan
 10.3    CoorsTek, Inc. Executive Deferred Compensation Plan*
 10.4    Tax Sharing Agreement
 10.5    Environmental Responsibility Agreement
 10.6    Transitional Services Agreement
 10.7    Salary Continuation Agreement for John K. Coors*
 10.8    Salary Continuation Agreement for Joseph Coors, Jr.*
 10.9    Employment Agreement for John K. Coors*
 10.10   Form of Employment Agreement for Joseph Coors, Jr.
 10.11   Employment Agreement for Derek C. Johnson*
 10.12   Employment Agreement for Larry D. Murphy*
 10.13   Employment Agreement for Joseph Warren*
 21      List of Subsidiaries
 27      Financial Data Schedule

--------
* To be filed by amendment

+ Filed with registration statement on Form 10 filed October 7, 1999

                                   Signatures

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CoorsTek, Inc.

                                                   /s/ Joseph Coors, Jr.
                                          By: _________________________________
                                             Name:Joseph Coors, Jr.
                                             Title:Chairman and Chief
                                             Executive Officer

December  , 1999

Signing Date

                                      I-5